Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

i

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

ii

iii

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of September 30,	As of December 31,
	Note	2021	2020
		ThUS$	ThUS$
		Unaudited
Cash and cash equivalents
Cash and cash equivalents	6 - 7	930,181	1,695,841
Other financial assets	7 - 11	88,181	50,250
Other non-financial assets	12	101,299	155,892
Trade and other accounts receivable	7 - 8	721,638	599,381
Accounts receivable from related entities	7 - 9	1,330	158
Inventories	10	274,458	323,574
Current tax assets	18	40,601	42,320

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		2,157,688	2,867,416

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	222,780	276,122

Total current assets		2,380,468	3,143,538

Non-current assets
Other financial assets	7 - 11	14,845	33,140
Other non-financial assets	12	129,177	126,782
Accounts receivable	7 - 8	12,594	4,986
Intangible assets other than goodwill	15	1,019,975	1,046,559
Property, plant and equipment	17	9,618,914	10,730,269
Deferred tax assets	18	1,262,244	564,816
Total non-current assets		12,057,749	12,506,552
Total assets		14,438,217	15,650,090

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		September 30,	December 31,
	Note	2021	2020
		ThUS$	ThUS$
		Unaudited
LIABILITIES

Current liabilities

Other financial liabilities	7 - 19	4,414,438	3,055,730
Trade and other accounts payables	7 - 20	3,198,390	2,322,125
Accounts payable to related entities	7 - 9	620,333	812
Other provisions	21	24,503	23,774
Current tax liabilities	18	5,924	656
Other non-financial liabilities	22	2,303,784	2,088,791
Total current liabilities other than (or disposal groups) classified as held for sale		10,567,372	7,491,888
Total current liabilities		10,567,372	7,491,888
Non-current liabilities
Other financial liabilities	7 - 19	5,835,391	7,803,801
Accounts payable	7 - 24	672,029	651,600
Accounts payable to related entities	7 - 9	-	396,423
Other provisions	21	714,772	588,359
Deferred tax liabilities	18	356,982	384,280
Employee benefits	23	55,399	74,116
Other non-financial liabilities	22	561,661	702,008
Total non-current liabilities		8,196,234	10,600,587
Total liabilities		18,763,606	18,092,475
EQUITY
Share capital	25	3,146,265	3,146,265
Retained earnings/(losses)	25	(6,085,992)	(4,193,615)
Treasury Shares	25	(178)	(178)
Other reserves		(1,371,612)	(1,388,185)
Parent’s ownership interest		(4,311,517)	(2,435,713)
Non-controlling interest	14	(13,872)	(6,672)
Total equity		(4,325,389)	(2,442,385)
Total liabilities and equity		14,438,217	15,650,090

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the 9 months period ended		For the 3 months period ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited
Revenue	26	2,944,072	3,112,765	1,276,019	405,000
Cost of sales	27	(3,420,576)	(3,522,771)	(1,357,160)	(798,870)
Gross margin		(476,504)	(410,006)	(81,141)	(393,870)
Other income	28	171,417	324,376	37,602	107,932
Distribution costs	27	(196,459)	(224,723)	(73,802)	(33,535)
Administrative expenses	27	(278,636)	(313,486)	(98,348)	(104,359)
Other expenses	27	(412,525)	(539,689)	(263,537)	(140,828)
Restructuring activities expenses	27	(954,848)	(547,821)	(176,879)	(57,629)
Other gains/(losses)	27	39,505	(1,877,969)	(1,030)	5,384
Income/(loss) from operation activities		(2,108,050)	(3,589,318)	(657,135)	(616,905)
Financial income		14,851	42,138	3,019	29,097
Financial costs	27	(588,657)	(370,655)	(206,130)	(114,506)
Foreign exchange gains/(losses)		119,407	29,709	75,726	(6,877)
Result of indexation units		(961)	1,109	(624)	(5,711)
Income/(loss) before taxes		(2,563,410)	(3,887,017)	(785,144)	(714,902)
Income/(losses) tax expense/benefit	18	663,312	295,784	90,994	141,017
NET INCOME (LOSS) FOR THE PERIOD		(1,900,098)	(3,591,233)	(694,150)	(573,885)
Income (loss) attributable to owners of the parent		(1,892,377)	(3,583,410)	(691,873)	(573,123)
Income (loss) attributable to non-controlling interest	14	(7,721)	(7,823)	(2,277)	(762)

Net income (loss) for the period		(1,900,098)	(3,591,233)	(694,150)	(573,885)
EARNINGS(LOSS) PER SHARE
Basic earnings/(losses) per share (US$)	30	(3.12063)	(5.90924)	(1.14093)	(0.94511)
Diluted earnings/(losses) per share (US$)	30	(3.12063)	(5.90924)	(1.14093)	(0.94511)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the 9 months period ended		For the 3 months period ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited
NET INCOME (LOSS)		(1,900,098)	(3,591,233)	(694,150)	(573,885)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains by new measurements on defined benefit plans	25	10,298	9,528	1,542	18,043
Total other comprehensive (loss) that will not be reclassified to income before taxes		10,298	9,528	1,542	18,043
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax		6,150	(899,466)	25,617	(12,885)
Other comprehensive loss, before taxes, currency translation differences		6,150	(899,466)	25,617	(12,885)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	32,224	(120,854)	13,748	(107)
Reclasification adjustment on cash flow hedges before tax		(9,527)	-	(6,027)	-
Other comprehensive income (losses), before taxes, cash flow hedges		22,697	(120,854)	7,721	(107)
Change in value of time value of options
Gains (losses) on change in value of time value of options before tax		(19,685)	-	(7,712)	-
Reclassification adjustments on change in value of time value of options before tax		3,723	-	2,415	-
Other comprehensive income (losses), before taxes, changes in the time value of the options		(15,962)	-	(5,297)	-
Total other comprehensive (loss) that will be reclassified to income before taxes		12,885	(1,020,320)	28,041	(12,992)
Other components of other comprehensive income (loss), before taxes		23,183	(1,010,792)	29,583	5,051
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	(2,767)	(2,688)	(416)	(4,855)
Accumulate income tax relating to other comprehensive income (loss) that will not be reclassified to income		(2,767)	(2,688)	(416)	(4,855)
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		161	1,244	302	64
Income taxes related to components of other comprehensive loss will be reclassified to income		161	1,244	302	64
Total Other comprehensive (loss)		20,577	(1,012,236)	29,469	260
Total comprehensive income (loss)		(1,879,521)	(4,603,469)	(664,681)	(573,625)
Comprehensive income (loss) attributable to owners of the parent		(1,871,993)	(4,600,576)	(661,330)	(572,984)
Comprehensive income (loss) attributable to non-controlling interests non-controlling interests		(7,528)	(2,893)	(3,351)	(641)
TOTAL COMPREHENSIVE INCOME (LOSS)		(1,879,521)	(4,603,469)	(664,681)	(573,625)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/ (losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2021		3,146,265	(178)	(3,790,513)	(60,941)	-	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Increase (decrease) by application of new accounting standards	2 - 25	-	-	-	380	(380)	-	-	-	-	-	-	-	-
Initial balance restated		3,146,265	(178)	(3,790,513)	(60,561)	(380)	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Total increase (decrease) in equity
Net income/(loss) for the period	25	-	-	-	-	-	-	-	-	-	(1,892,377)	(1,892,377)	(7,722)	(1,900,099)
Other comprehensive income		-	-	5,957	22,858	(15,962)	7,531	-	-	20,384	-	20,384	194	20,578
Total comprehensive income		-	-	5,957	22,858	(15,962)	7,531	-	-	20,384	(1,892,377)	(1,871,993)	(7,528)	(1,879,521)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	-	-	(3,811)	(3,811)	-	(3,811)	328	(3,483)
Total transactions with shareholders		-	-	-	-	-	-	-	(3,811)	(3,811)	-	(3,811)	328	(3,483)
Closing balance as of September 30, 2021 (Unaudited)		3,146,265	(178)	(3,784,556)	(37,703)	(16,342)	(18,454)	37,235	2,448,208	(1,371,612)	(6,085,992)	(4,311,517)	(13,872)	(4,325,389)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Actuarial gains or losses on defined benefit	Shares based	Other	Total	Retained	Parent’s	Non-
	Note	Share capital	Treasury shares	translation reserve	hedging reserve	plans reserve	payments reserve	sundry reserve	other reserve	earnings/ (losses)	ownership interest	controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2020		3,146,265	(178)	(2,890,287)	56,892	(22,940)	36,289	2,452,469	(367,577)	352,272	3,130,782	(1,605)	3,129,177
Total increase (decrease) in equity
Net income/(loss) for the period	25	-	-	-	-	-	-	-	-	(3,583,410)	(3,583,410)	(7,823)	(3,591,233)
Other comprehensive income		-	-	(905,572)	(118,432)	6,838	-	-	(1,017,166)	-	(1,017,166)	4,930	(1,012,236)
Total comprehensive income		-	-	(905,572)	(118,432)	6,838	-	-	(1,017,166)	(3,583,410)	(4,600,576)	(2,893)	(4,603,469)
Transactions with shareholders Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	1,203	(3,613)	(2,410)	-	(2,410)	(711)	(3,121)
Total transactions with shareholders		-	-	-	-	-	1,203	(3,613)	(2,410)	-	(2,410)	(711)	(3,121)

Closing balance as of September 30, 2020 (Unaudited)		3,146,265	(178)	(3,795,859)	(61,540)	(16,102)	37,492	2,448,856	(1,387,153)	(3,231,138)	(1,472,204)	(5,209)	(1,477,413)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS - DIRECT METHOD

		For the period ended
		September 30,
	Note	2021	2020
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		3,298,821	3,760,409
Other cash receipts from operating activities		41,962	41,646
Payments for operating activities
Payments to suppliers for goods and services		(2,828,225)	(3,054,762)
Payments to and on behalf of employees		(695,008)	(985,281)
Other payments for operating activities		(81,266)	(56,367)
Income taxes (paid)		(46,404)	(55,206)
Other cash inflows (outflows)	35	(49,657)	22,282
Net cash (outflow) inflow from operating activities		(359,777)	(327,279)
Cash flows from investing activities
Other cash receipts from sales of equity or debt instruments of other entities		21	1,375,338
Other payments to acquire equity or debt instruments of other entities		(205)	(1,084,704)
Amounts raised from sale of property, plant and equipment		42,000	75,566
Purchases of property, plant and equipment		(356,050)	(264,354)
Purchases of intangible assets		(64,797)	(48,308)
Interest received		7,807	34,344
Other cash inflows (outflows)	35	18,475	(2,192)
Net cash (outflow) inflow from investing activities		(352,749)	85,690
Cash flows from financing activities	35
Payments for changes in ownership interests in subsidiaries that do not result in loss of control		-	(3,225)
Amounts raised from long-term loans		-	689,809
Amounts raised from short-term loans		370,465	560,296
Loans from Related Entities		130,102	-
Loans repayments		(345,983)	(786,354)
Payments of lease liabilities		(97,438)	(113,741)
Dividends paid		-	(571)
Interest paid		(85,901)	(175,585)
Other cash (outflows) inflows	35	(6,481)	(107,788)
Net cash inflow (outflow) from financing activities		(35,236)	62,841
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		(747,762)	(178,748)
Effects of variation in the exchange rate on cash and cash equivalents		(17,898)	(40,363)
Net (decrease) increase in cash and cash equivalents		(765,660)	(219,111)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,695,841	1,072,579
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6	930,181	853,468

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is an open stock company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. After Chapter 11 filing, the ADR program is no longer trading on NYSE. Since then Latam’s ADR are trading in the United States of America on the OTC (Over-The-Counter) markets.

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentina and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Américo Vespucio Sur No. 901, Renca commune.

As of September 30, 2021, the Company’s statutory capital is represented by 606,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466.382 outstanding shares, of the last capital increase approved in August of the year 2016.

The major shareholders of the Company are Delta Air Lines who owns 20% of the shares and the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., and Inv. Costa Verde Ltda y Cia at CPA., owns 16.39% of the shares issued by the Company.

As of September 30, 2021, the Company had a total of 5,004 shareholders in its registry. At that date, approximately 10.40% of the Company’s property was in the form of ADRs.

For the period ended September 30, 2021, the Company had an average of 28,402 employees, ending this period with a total number of 28,701 people, distributed in 4,365 Administration employees, 14,729 in Operations, 6,459 Cabin Crew and 3,148 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Percentage ownership

		Country	Functional	As September 30, 2021			As December 31, 2020
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	99.9714	0.0286	100.0000	99.9714	0.0286	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	99.8900	0.1100	100.0000	99.8900	0.1100	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	96.2208	3.7792	100.0000	96.2208	3.7792	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	99.9800	0.0200	100.0000	99.9800	0.0200	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.9000	0.1000	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
Foreign	LatamTravel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of September 30, 2021, the indirect percentage ownership on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arise as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b)	Financial Information

		Statement of financial position						Net Income
								For the period ended September 30,
		As of September 30, 2021			As of December 31, 2020			2021	2020
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	434,749	1,667,378	(1,236,346)	404,944	1,624,944	(1,219,539)	(28,565)	(237,031)
Foreign	Latam Airlines Perú S.A.	452,383	401,746	50,637	661,721	486,098	175,623	(124,985)	(117,466)
93.383.000-4	Lan Cargo S.A.	708,920	521,583	187,337	749,789	567,128	182,661	4,646	55,764
Foreign	Connecta Corporation	61,108	19,070	42,038	57,922	17,335	40,587	1,451	13,775
Foreign	Prime Airport Services Inc. and Subsidiary (*)	24,659	25,255	(596)	25,050	26,265	(1,215)	619	(325)
96.951.280-7	Transporte Aéreo S.A.	488,185	320,672	167,513	546,216	347,714	198,502	(31,708)	(39,902)
96.631.520-2	Fast Air Almacenes de Carga S.A.	18,460	12,032	6,428	20,132	11,576	8,556	(1,161)	648
Foreign	Laser Cargo S.R.L.	(5)	-	(5)	(6)	-	(6)	-	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	122,364	14,258	107,855	218,435	14,355	203,829	(95,974)	(68,287)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	263,920	110,669	122,685	250,027	86,691	130,823	(8,119)	4,152
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,305	45	1,260	1,394	65	1,329	(69)	(9)
96.847.880-K	Technical Trainning LATAM S.A.	1,886	593	1,293	2,181	625	1,556	(106)	(79)
Foreign	Latam Finance Limited	1,310,734	1,662,733	(351,999)	1,310,735	1,584,311	(273,576)	(78,423)	(78,821)
Foreign	Peuco Finance Limited	1,307,721	1,307,721	-	1,307,721	1,307,721	-	-	-
Foreign	Profesional Airline Services INC.	33,783	30,440	3,343	17,345	14,772	2,573	769	718
Foreign	Jarletul S.A.	26	1,118	(1,092)	34	1,076	(1,042)	(50)	(246)
Foreign	LatamTravel S.R.L.	65	134	(69)	1,061	1,106	(45)	(24)	-
76.262.894-5	Latam Travel Chile II S.A.	624	1,549	(925)	943	1,841	(898)	(27)	-
Foreign	TAM S.A. and Subsidiaries (*)	2,510,554	2,972,451	(461,897)	3,110,055	3,004,935	105,120	(566,246)	(805,783)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

In addition, special purpose entities have been consolidated: 1. Chercán Leasing Limited, intended to finance advance payments of aircraft; 2. Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments; 3. Private investment funds; 4. Dia Patagonia Limited, Alma Leasing C.O. Limited, FC Initial Leasing Limited, Vari Leasing Limited, Dia Iguazu Limited, Condor Leasing C.O. Limited, FI Timothy Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, LS-Aviation No.17 Co. Limited, LS-Aviation No.18 Co. Limited, LS-Aviation No.19 C.O. Limited, LS-Aviation No.20 C.O. Limited, LS-Aviation No.21 C.O. Limited, LS-Aviation No.22 C.O. Limited, LS-Aviation No.23 Co. Limited, and LS-Aviation No.24 Co. Limited, requirements for financing aircraft. These companies have been consolidated as required by IFRS 10.

All entities over which Latam has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10. For those subsidiaries that filed for bankruptcy under Chapter 11 (See note 2 to the consolidated financial statements), although in this reorganization process in certain cases decisions are subject to authorization by the Court, considering that the Company and various subsidiaries filed for bankruptcy before the same Court, and before the same judge, the Court generally views the consolidated entity as a single group and management considers that the Company continues to maintain control over its subsidiaries and therefore have considered appropriate to continue to consolidate these subsidiaries.

Changes occurred in the consolidation perimeter between January 1, 2020 and September 30, 2021, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. puchased 2,392,166 preferred shares of Inversora Cordillera S.A. consequently, the shareholding composition of Inversora Cordillera S.A. is as follows: Lan Pax Group S.A. with 90.5% and Transporte Aéreos del Mercosur S.A. with 9.5%.

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. purchase 53,376 preferred shares of Lan Argentina S.A. consequently, the shareholding composition of Lan Argentina S.A. is as follows: Inversora Cordillera S.A. with 95%, Lan Pax Group S.A. with 4% and Transporte Aéreos del Mercosur S.A. with 1%.

-	On December 22, 2020, Línea Aérea Carguera de Colombia S.A. carries out a capital increase for 1,861,785 shares, consequently, its shareholding composition is as follows: LATAM Airlines Group S.A. with 4.57%, Fast Air S.A. with 1.53%, Inversiones Lan S.A. with 1.53%, Lan Pax Group S.A. with 1.53% and Lan Cargo Inversiones S.A. 81.31%.

-	On December 22, 2020, Inversiones Aéreas S.A. carries out a capital increase for 9,504,335 shares, consequently its shareholding composition as follows: LATAM Airlines Group S.A. with 33.41%, Línea Aérea Carguera de Colombia S.A. with 66.43% and Mas Investment Limited with 0.16%.

-	On December 22, 2020, Latam Airlines Perú S.A. carries out a capital increase for 12,312,020 shares, consequently its shareholding composition as follows: LATAM Airlines Group S.A. with 23.62% and Inversiones Aéreas S.A. with 76.19%.

-	On December 16, 2020, Lan Pax Group S.A. carries out capital increase for 23,678 shares. However, the shareholding composition has not changed.

-	On December 18, 2020, Latam Ecuador S.A. carries out a capital increase for 30,000,000 shares. However, the shareholding composition is not modified.

-	On March 23, 2020, Transporte Aéreo S.A. carries out a capital increase for 109,662 shares which were acquired by Mas Investment Limited, consequently, the shareholding of Transporte Aéreo S.A. is as follows: Lan Cargo S.A. with 87.12567%, Inversiones Lan S.A. with 0.00012% and Mas Investment Limited with 12.87421%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. as of September 30, 2021 and for the nine month period ended September 30, 2021 and 2020, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2020, except for the standards and interpretations adopted as of January 1, 2021.

(a)	Application of new standards for the year 2021:

(a.1.)	Accounting pronouncements with implementation effective from January 1, 2021:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IFRS 9: Financial instruments; IAS 39: Financial Instruments: Recognition and Measurement; IFRS 7: Financial Instruments: Disclosure; IFRS 4: Insurance contracts; and IFRS 16: Leases.	August 2020	01/01/2021

The application of these accounting pronouncements as of January 1, 2021, had no significant effect on the Company’s consolidated financial statements.

(a.2.)	Adoption of IFRS 9 Financial Instruments for hedge accounting:

On January 1, 2018, the effective adoption date of IFRS 9 Financial Instruments, the Company decided to continue applying IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting. On January 1, 2021, the Company modified this accounting policy and adopted IFRS 9 in relation to hedge accounting, aligning the requirements for hedge accounting with the Company’s risk management policies.

The Company has evaluated the hedge relationships in force as of December 31, 2020, and has determined that they meet the criteria for hedge accounting under IFRS 9 Financial Instruments as of January 1, 2021 and, consequently, the hedge continue.

The time value of the options used as hedging instruments, at December 31, 2020, will not continue to be designated as part of the hedging relationship will continue been in Other Comprehensive Income until the forecast transaction occurs at which time will be recycled in the income statement. As of December 31, 2020, the amount recognized in Equity corresponding to the temporal value of the options is ThUS $ (380).

The hedge accounting requirements of IFRS 9 applied prospectively. The Company estimates that the application of this part of the standard will not have significant impact on consolidated financial statements.

The Company modified the documentation of the existing hedging relationships as of December 31, 2020 in accordance with the provisions of IFRS 9 Financial Instruments.

(b)	Accounting pronouncements not in force for the financial years beginning on January 1, 2021:

	Date of issue	Effective Date:

(i) Standards and amendments

Amendment to IAS 12: Income taxes.	May 2021	01/01/2023

Amendment to IFRS 16: Lease.	March 2021	04/01/2021

Amendment to IAS 8: Accounting policies, changes in accounting estimates and error.	February 2021	01/01/2023

Amendment to IAS 1: Presentation of financial statements and IFRS practice statements 2	February 2021	01/01/2023

Amendment to IFRS 4: Insurance contracts.	June 2020	01/01/2023

Amendment to IFRS 17: Insurance contracts.	June 2020	01/01/2023

Amendment to IFRS 3: Business combinations.	May 2020	01/01/2022

Amendment to IAS 37: Provisions, contingent liabilities and contingent assets.	May 2020	01/01/2022

Amendment to IAS 16: Property, plant and equipment.	May 2020	01/01/2022

Amendment to IAS 1: Presentation of financial statements.	January 2020	01/01/2023

IFRS 17: Insurance contracts	May 2017	01/01/2023

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

(ii) Improvements

Improvements to International Information Standards

Financial (2018-2020 cycle) IFRS 1: First-time adoption of international financial reporting standards, IFRS 9: Financial Instruments, illustrative examples accompanying IFRS 16: Leases, IAS 41: Agriculture

	May 2020	01/01/2022

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.

(c)	Chapter 11 Filing and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As disclosed in the accompanying consolidated financial statements, the Company incurred a net loss attributable to owners of the parent of US$ 1,892 million for the period ended September 30, 2021. As of that date, the Company has a negative working capital of US$ 8,187 million and will require additional working capital during 2021 to support a sustainable business operation. As of September 30, 2021, the company has negative equity of US$ 4,312 million, which corresponds to the attributable equity to the owners of the parent.

LATAM Group passenger traffic for the period ended September 30, 2021, decreasing by 9.0% compared to the same period in 2020 (67.1% compared to the same period in 2019).

On May 26, 2020 (the “Initial Petition Date”), LATAM Airlines Group S.A. and certain of its direct and indirect subsidiaries (collectively, the “Initial Debtors”) filed voluntary petitions for reorganization (the “Initial Bankruptcy Filing”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On July 7, 2020 (the “Piquero Petition Date”), Piquero Leasing Limited (“Piquero”) also filed a petition for reorganization with the Bankruptcy Court (the “Piquero Bankruptcy Filing”). On July 9, 2020 (together with the Initial Petition Date and Piquero Petition Date, as applicable, the “Petition Date”), TAM S.A. and certain of its subsidiaries in Brazil (together with the Initial Debtors and Piquero, the “Debtors”) also filed petitions for reorganization (together with the Initial Bankruptcy Filing and the Piquero Bankruptcy Filing, the “Bankruptcy Filing”), as a consequence of the prolonged effects of the COVID-19 Pandemic. The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) is being jointly administered under the caption “In re LATAM Airlines Group S.A.” Case Number 20-11254. The Debtors will continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Bankruptcy Filing is intended to permit the Company to reorganize and improve liquidity, wind down unprofitable contracts and amend its capacity purchase agreements to enable sustainable profitability. The Company’s goal is to develop and implement a plan of reorganization that meets the standards for confirmation under the Bankruptcy Code.

As part of their overall reorganization process, the Debtors also have sought and received relief in certain non-U.S. jurisdictions. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators (“JPLs”) pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceeding with respect to the LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision is, then, final. Finally, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Debtors’ application for the appointment of JPLs to Piquero Leasing Limited.

Operation and Implication of the Bankruptcy Filing

The Debtors continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. As debtors-in-possession, the Debtors are authorized to engage in transactions within the ordinary course of business without prior authorization of the Bankruptcy Court. The protections afforded by the Bankruptcy Code allows the Debtors to operate their business without interruption, and the Bankruptcy Court has granted additional relief including, inter alia, the authority, but not the obligation, to (i) pay amounts owed under certain critical airline agreements; (ii) pay certain third-parties who hold liens or other possessory interests in the Debtors’ property; (iii) pay employee wages and continue employee benefit programs; (iv) pay prepetition taxes and related fees; (v) continue insurance and surety bond programs; (vi) pay certain de minimis litigation judgements or settlements without prior approval of the Bankruptcy Court; (vii) pay fuel supplies; and (viii) pay certain foreign vendors and certain vendors deemed critical to the Debtors’ operations.

As debtors-in-possession, the Debtors may use, sell, or lease property of their estates, subject to the Bankruptcy Court’s approval if not otherwise in the ordinary course of business. The Debtors have not yet filed with the Bankruptcy Court a plan of reorganization, and, pursuant to section 1121 of the Bankruptcy Code, have the exclusive right to propose such a plan on or before November 26, 2021. The ultimate plan of reorganization, which can only be adopted after meeting all requirements set forth in sections 1126 and 1129 of the Bankruptcy Code and subject to approval by the Bankruptcy Court, could materially change the amounts and classifications in the consolidated financial statements, including the value, if any, of the Debtors’ prepetition liabilities and securities. On October 14, 2021, the Debtors filed a motion seeking to further extend the periods in which the Debtors have the exclusive right to file and solicit a plan of reorganization to November 26, 2021 and January 26, 2022 respectively. Pursuant to the local rules of the Bankruptcy Court, such periods are automatically extended until October 28, 2021, when the Debtors will present this motion to the Bankruptcy Court for approval.

Events Leading to the Chapter 11 Cases

Since the first quarter of 2020, the passenger air transportation business was affected worldwide by a significant decrease in international air traffic, due to the closure of international borders with the aim of protecting the population from the effects of COVID-19, an infectious disease caused by a new virus, declared a pandemic by the World Health Organization.

LATAM’s preliminary assessment in the beginning of March 2020 indicated previous disease outbreaks have peaked after few months and recovered pre-outbreak levels in no more than 6 to 7 months, and the effect with scenery impacting mainly on Asia Pacific Airlines, indicating impact on Latin America of a marginal decrease of Revenue Per Kilometers forecast.

For the Company, the reduction in its operation began in the middle of March 2020 with the announcement of a 30% decrease in its operations and the suspension of the guidance for 2020 in line with protection measures and boarding restrictions implemented by local governments (March 16, 2020 for Peru, Colombia and Argentina, March 18, 2020 for Chile and March 27, 2020 for Brazil). On March 16, 2020, the Company announced an update of its projection to a progressive decrease in its operation up to 70%.

By March 29, 2020, COVID 19 had already generated an unprecedented shock on Airlines Industry, specifically on airlines passenger revenue. The situation has both broadened and deepened beyond the initial assessment.

In response to COVID 19, governments have been imposing much more severe border restrictions and airlines have been subsequently announcing sharp capacity cuts in response to a dramatic drop in travel demand. On April 2, 2020, the Company announced a decrease in its operation by 95%.

In order to protect liquidity, the Company has carried out financial transactions, such as the use of funds from the Revolving Credit Facility (Revolving Credit Facility) for US $ 600 million, which have affected its financial assets and liabilities, especially the items of Cash and cash equivalents and other financial liabilities.

In September 2021, the group’s revenues amounted to approximately 41.2% of revenues for the nine months ended September 30, 2019. At this time, the pace to meet the pre-COVID demand are uncertain and highly dependent on the evolution of the COVID-19 pandemic in the markets in which LATAM Group operates, therefore, management cannot make specific predictions as to this timing, but considers it reasonable to expect that the pace of the demand recovery will be different for each country.

Among the initiatives that the Company studied and committed to protect liquidity were the following:

(i)	Reduction and postponement of the investment plan for different projects;

(ii)	Implementation of control measurements for payments to suppliers and purchases of new goods and services;

(iii)	Negotiation of the payment conditions with suppliers;

(iv)	Ticket refunds via travel vouchers and Frequent Flyer Program points and miles; all in all, the LATAM Group will continue to honor all current and future tickets, as well as travel vouchers, frequent flyer miles and benefits, and flexibility policies;

(v)	Temporary reduction of salaries, considering the legal framework of each country: as of the second quarter, the Company implemented a voluntary process to reduce salaries in force until December 31, 2020. Associated with the restructuring plan and in order to adapt to the new demand scenario, the company has designed a staff reduction plan in the different countries where it operates. The costs associated with the execution of this plan were recorded in income as Restructuring activities expenses. (See note 27d);

(vi)	Short-term debt and debt maturities renewal;

(vii)	Governmental loan request in different countries in which the company operates; and Reduction of non-essential fleet and non-fleet investments.

The Company, in consultation with its advisors, also evaluated a variety of potential restructuring options. In the opinion of the Board, the timings for a conventional bilateral process, the possibility that creditors may have decided to engage in collection actions, the impossibility of curing defaults and the need to implement a comprehensive restructuring of LATAM Airlines to which all its creditors and other interested parties must join, lead the Board to consider an in-court bankruptcy proceedings the best alternative. In addition, the Board noted that other benefits of an in-court bankruptcy proceeding, including the imposition of the Bankruptcy Code’s “automatic stay,” which protects the Company from efforts by creditors and other interested parties to take action in respect of pre-bankruptcy debt, but which, at the same time, allows it to continue operating with its main assets, suppliers, financial parties, regulators and employees, while structuring a binding reorganization to be financially viable in a post-pandemic scenario.

Due to the foregoing, and after consulting the administration and the legal and financial advisors of the Company, on May 26, 2020 the Board resolved unanimously that LATAM Airlines should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same.

Since the Chapter 11 filing, the Company secured up to US$ 2.45 billion in a debtor-in-possession financing facility (the “DIP Facility”), as provided for in in the Super-Priority Debtor-in-Possession Term Loan Agreement (the “DIP Credit Agreement”) (See Note 3.1 c)).

Plan of Reorganization

In order for the Company to emerge successfully from Chapter 11, the Company must obtain the Bankruptcy Court’s approval of a plan of reorganization, which will enable the Company to transition from Chapter 11 into ordinary course operations outside of bankruptcy. In connection with a plan of reorganization, the Company also may require a new credit facility, or “exit financing.” The Company’s ability to obtain such approval and financing will depend on, among other things, the timing and outcome of various ongoing matters related to the Bankruptcy Filing. A plan of reorganization determines the rights and satisfaction of claims of various creditors and parties-in-interest, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed. On October 1, 2020, the Bankruptcy Court entered an order extending the period by which the Debtors have the exclusive right to submit a plan of reorganization through and including January 29, 2021; on January 28, 2021, the Bankruptcy Court granted a further extension until June 30, 2021. On June 30, 2021, the Bankruptcy Court granted a further extension until September 15, 2021. On September 27, 2021, the Court granted a further extension until October 15, 2021. A motion seeking a further extension until November 26, 2021, is currently pending in the Bankruptcy Court, and, pursuant to the Bankruptcy Court’s local rules, the Debtors have received an automatic extension until the pending motion is presented to the Bankruptcy Court on October 28, 2021. There is no guarantee at this time that the Company will be able to obtain approval of the proposed reorganization plan from the Bankruptcy Court or that the Company will not seek and obtain further extensions of its exclusivity periods to do so.

The Company presently expects that any proposed plan of reorganization will provide, among other things, mechanisms for settlement of claims against the Debtors’ estates, treatment of the Company’s existing equity and debt holders, and certain corporate governance and administrative matters pertaining to the reorganized Company. Any proposed plan of reorganization will be subject to revision prior to submission to the Bankruptcy Court based upon discussions with the Company’s creditors and other interested parties, and thereafter in response to interested parties’ objections and the requirements of the Bankruptcy Code and Bankruptcy Court. There can be no assurance that the Company will be able to secure approval for the Company’s proposed plan of reorganization from the Bankruptcy Court.

Going Concern

These Consolidated Financial Statements have also been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the Consolidated Financial Statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Debtors be unable to continue as a going concern.

As a result of the Chapter 11 proceedings, the satisfaction of the Company’s liabilities and funding of ongoing operations are subject to uncertainty as a product of the COVID-19 pandemic and the impossibility of knowing its duration at this date and, accordingly, there is a substantial doubt regarding the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to emerge successfully from Chapter 11. Additionally, there is no assurance that long-term funding would be available at rates and on terms and conditions that would be financially acceptable and viable to the Company in the long term. If the Company is unable to generate additional working capital or raise additional financing when needed, it may not able to reinitiate currently suspended operations as a result of the COVID-19 pandemic, which could adversely affect the value of the Company’s common stock, or render it worthless. Additionally, in connection with the Chapter 11 Filing, material modifications could be made to the Company’s fleet and capacity purchase agreements. These modifications could materially affect the Company’s financial results going forward, and could result in future impairment charges.

Chapter 11 Milestones

Notice to Creditors - Effect of the Automatic Stay

The Debtors have notified all known current or potential creditors that the Chapter 11 Cases were filed. Pursuant to the Bankruptcy Code and subject to certain limited exceptions, the filing of the Chapter 11 Cases gave rise to an automatic, worldwide injunction that precludes, among other things, any act to (i) obtain possession of property of or from the Debtors’ estates, (ii) create, perfect, or enforce any lien against property of the Debtors’ estates; (iii) exercise control over property of the Debtors’ estate, wherever in the world that property may be located; and further enjoined or stayed (iv) and also ordered or suspended the commencement or continuation of any judicial, administrative, or other action or proceeding against the debtor that could have been commenced before the Petition Date or efforts to recover a claim against the Debtors that arose before the Petition Date. Vendors are being paid for goods furnished and services provided postpetition in the ordinary course of business.

On August 31, 2020 (the “First Stay Motion”), and December 30, 2020 (the “Second Stay Motion”), Corporación Nacional de Consumidores y Usuarios de Chile (“CONADECUS”) filed two motions in the Bankruptcy Court seeking relief from the automatic stay in order prosecute certain actions against LATAM that are currently pending before the courts of Chile. LATAM filed a brief in opposition to the First Stay Motion, and on December 16, 2020, the Bankruptcy Court heard oral arguments on the First Stay Motion. At that hearing, the Bankruptcy Court granted the First Stay Motion for the limited purpose of allowing CONADECUS to further prosecute its pending appeal before the courts of Chile. On February 9, 2021, the Bankruptcy Court granted the Second Stay Motion on the same narrow grounds as the First Stay Motion. The Bankruptcy Court’s decisions on the First Stay Motion and Second Stay Motion did not affect the underlying proceedings in Chile beyond allowing CONADECUS to continue its pending appeals (See Note 31 I 2 for any updates this proceedings).

Appointment of the Creditors’ Committee

On June 5, 2020, the United States Trustee for Region 2 appointed an official committee of unsecured creditors (the “Creditors’ Committee”) in the Initial Chapter 11 Cases. The United States Trustee has not solicited additional members for the Creditors’ Committee as a result of TAM S.A. or any of its applicable subsidiaries joining the Bankruptcy Filing. Since the formation of the Creditors’ Committee, three Creditors’ Committee’s members - Compañía de Seguros de Vida Consorcio Nactional de Seguros S.A., AerCap Holdings N.V., and Aircastle Limited - have resigned from the Creditors’ Committee. The Office of the United States Trustee has not appointed replacements for these members. No trustee or examiner has been appointed in any of these Chapter 11 Cases. No other official committee have been solicited or appointed.

On March 19, 2021, a pro se plaintiff and purported LATAM equity holder requested that the Bankruptcy Court appoint an official equity committee. At a hearing on the motion, the Bankruptcy Court stated that the movant had not met the burden to appoint an equity committee, and so the movant withdrew the motion without prejudice to renewing it in the future.

On June 16, 2021, the Creditors’ Committee filed two motions seeking standing to prosecute certain claims on behalf of the Debtors against Delta Airlines, Inc. (the “Delta Motion”) and Qatar Airways O.C.S.C. (the “Qatar Motion”), and, together with the Delta Motion, (the “Standing Motions”), which were opposed by certain parties. The Standing Motions were scheduled to be heard at a hearing on July 30, 2021. The Bankruptcy Court proposed that the parties mediate certain matters related to the claims raised in the Standing Motions in the first instance. The Bankruptcy Court asked that the parties coordinate to select a mediator and establish a proposed plan for the mediation. On August 31, 2021, the Bankruptcy Court entered an order appointing the Honorable Allan L. Gropper (Ret.) as mediator, and the parties subsequently began mediating these matters. On October 15, 2021, the mediator issued a notice terminating the mediation, noting that the mediation had failed. The Creditors’ Committee has asked the Bankruptcy Court to re-schedule a hearing on the Standing Motions on the Bankruptcy Court’s next available hearing date.

Assumption, Amendment & Rejection of Executory Contracts & Leases

Pursuant to the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), the Debtors are authorized to assume, assign or reject certain executory contracts and unexpired leases. Absent certain exceptions, the Debtors’ rejection of an executory contract or an unexpired lease is generally treated as prepetition breach, which entitles the contract counterparty to file a general unsecured claim against the Debtors and simultaneously relives the Debtors from their future obligations under the contract or lease. Further, the Debtors’ assumption of an executory contract or unexpired lease would generally require the Debtors to satisfy certain prepetition amounts due and owning under such contract or lease.

On June 28, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain executory contracts and unexpired leases. In accordance with these rejection procedures, the Bankruptcy Code and the Bankruptcy Rules the Debtors have or will reject certain contracts and leases (see notes 17, 19 and 27). Relatedly, the Bankruptcy Court approved the Debtors’ request to extend the date by which the Debtors may assume or reject unexpired non-residential, real property leases until December 22, 2020. Following consent of certain lessors to further extend the deadline in order to finalize productive negotiations, the Bankruptcy Court granted the Debtors’ motions to assume multiple airport leases at Miami-Dade, LAX and JFK related to the Debtors’ passenger and cargo businesses.

The Debtors have also assumed a number of important agreements. For example, on June 1, 2021, the Bankruptcy Court approved the assumption and ratification of certain purchase agreements, as amended, with The Boeing Company. In addition, on July 1, 2021, the Court approved the Debtors’ assumption of the Export Credit Agency-backed fleets, which comprises 65 total aircraft.

Further, the Debtors have filed or will file motions to reject certain aircraft and engine leases:

Bankruptcy Court approval date:	Asset rejected:
June 8, 2020	(i) 1 Boeing 767
June 24, 2020	(i) 16 Airbus A320-family aircraft; (ii) 2 Airbus A350 aircraft; and (iii) 4 Boeing 787-9
June 28, 2020	(i) 2 Engine model V2527-A5; and (ii) 2 Engine model CFM56-5B4/3
July 29, 2020	(i) 1 Engine model CFM56-5B3/3
August 19, 2020	(i) 1 Boeing 767
October 26, 2020	(i) 3 Airbus A320-family aircraft
October 28, 2020	(i) 1 Airbus A319
November 5, 2020	(i) 1 Airbus A320-family aircraft
January 29, 2021	(i) 2 Airbus A320-family aircraft
April 23, 2021	(i) 1 Airbus A350-941 aircraft
May 14, 2021	(i) 6 Airbus A350 aircraft
June 17, 2021	(i) 1 Airbus A350-941 aircraft
June 24, 2021	(i) 3 Airbus A350-941 aircraft

As of September 30, 2021, and as a result of these contract rejections, obligations with the lenders and lessors were extinguished and the Company lost control over the related assets resulting in the derecognition of the assets and the liabilities associated with these aircraft. See note 17, 19 and 27. All accounting effects were recorded as Restructuring activities expenses during the year ending December 31, 2020 and during the nine-month period ending September 30, 2021 as Restructuring activities expenses.

The Debtors also have filed or will file motions to enter into certain new aircraft lease agreements, including:

Bankruptcy Court Approval Date:	MSN Number /Counterparty
March 8, 2021	Vermillion Aviation (nine) Limited, Aircraft MSNs 4860 and 4827
April 12, 2021	Wilmington Trust Company, Solely in its Capacity as Trustee, Aircraft MSNs 6698, 6780, 6797, 6798, 6894, 6895, 6899, 6949, 7005, 7036, 7081
May 30, 2021	UMB Bank N.A., Solely in its Capacity as Trustee Aircraft MSNs 38459, 38478, 38479, 38461
August 31, 2021	Avolon Aerospace Leasing Limited or its Affiliates, MSNs 38891, 38893, 38895

In addition, the Debtors also have filed or will file motions to enter into certain aircraft lease amendment agreement which have the effect of, among other things, reducing the Debtors’ rental payment obligations and extension on the lease term. Certain amendments also involved updates to related financing arrangements. These amendments include:

Bankruptcy Court Approval Date:	Amended Lease Agreement/Counterparty
December 31, 2020	Vermillion Aviation (two) Limited
April 14, 2021	(1) Bank of Utah
(2) AWAS 5234 Trust
(3) Sapucaia Leasing Limited, PK Airfinance US, LLC and PK Air 1 LP
April 15, 2021	Aviator IV 3058, Limited
April 27, 2021	Bank of America Leasing Ireland Co.,
May 4, 2021	(1) NBB Grosbeak Co., Ltd, NBB Cuckoo Co., Ltd., NBB-6658 Lease Partnership, NBB-6670 Lease Partnership and NBB Redstart Co. Ltd.
(2) Sky High XXIV Leasing Company Limited and Sky Nigh XXV Leasing Company Limited
(3) SMBC Aviation Capital Limited
May 5, 2021	(1) JSA International US Holdings LLC and Wells Fargo Trust Company N.A.
(2) Orix Aviation Systems Limited
May 27, 2021	(1) Shenton Aircraft Leasing 3 (Ireland) Limited.
(2) Chishima Real Estate Company, Limited and PAAL Aquila Company Limited
May 28, 2021	MAF Aviation 1 Designated Activity Company
May 30, 2021	(1) IC Airlease One Limited
(2) UMB Bank, National Association, Macquarie Aerospace Finance 5125-2 Trust and Macquarie Aerospace Finance 5178 Limited
(3) Wilmington Trust SP Services (Dublin) Limited
(4) Aercap Holdings N.V.
(5) Banc of America Leasing Ireland Co.
(6) Castlelake L.P.
July 1, 2021	EX-IM Fleet
July 8, 2021	Greylag Goose Leasing 38887 Designated Activity Company
July 15, 2021	(1) ECAF I 40589 DAC (2) Wells Fargo Company, National Associates, as Owner Trustee (3) Orix Aviation Systems Limited
July 20, 2021

(1) Avolon AOE 62 Limited

(2) Avolon Aerospace (Ireland) AOE 99 Limited, Avolon Aerospace (Ireland) AOE 100 Limited, Avolon Aerospace (Ireland) AOE 101 Limited, Avolon Aerospace (Ireland) AOE 102 Limited, Avolon Aerospace (Ireland) AOE 103 Limited, Avolon Aerospace AOE 130 Limited, Avolon Aerospace AOE 134 Limited

August 30, 2021

(1) Yamasa Sangyo Aircraft LA1 Kumiai and Yamasa Sangyo Aircraft LA2 Kumiai

(2) Dia Patagonia Ltd. and DIa Iguazu Ltd.

Condor Leasing Co., Ltd., FC Initial Leasing Ltd., Alma Leasing Co., Ltd., and FI Timothy Leasing Ltd.

(3) Platero Fleet

(4) SL Alcyone Ltd.

(5) NBB Crow Co., Ltd.

(6) NBB Sao Paulo Lease Co., Ltd., NBB Rio Janeiro Lease Co., Ltd. And NBB Brasilia Lease LLC

(7) Gallo Finance Limited

The amendment on lease agreement were accounted as a lease modification and the impact are disclosure on note 17 and 19.

The Debtors also have filed or will file motions to enter into certain engine lease amendment agreements which have the effect of, among other things, reducing the Debtors’ rental payment obligations and extension on the lease term, including:

Bankruptcy Court Approval Date:	Amended Lease Agreement/Counterparty
September 7, 2021	General Electric Affiliated Engine Servicers

In relation to several of these lease and engine amendment agreements, the Debtors have or will enter into claims settlement stipulations for prepetition amounts due upon assumption of those agreements.

Other Key Filings

On August 5, 2021, the Debtors filed two motions seeking to (i) approve certain restructuring arrangements with Airbus S.A.S. and Banco Santander, S.A. and (ii) to assume certain purchase agreements with Airbus S.A.S. Orders approving these motions were entered on August 27, 2021. In addition, on August 5, 2021, the Debtors filed a motion seeking authorization to enter into a sale and leaseback transaction with Sky Aero Management Ltd., pursuant to which the Debtors will sell and leaseback certain aircraft purchased in the Airbus purchase agreements that were assumed. In addition, on August 5, 2021 the Debtors filed a motion seeking authorization to purchase certain aircraft from Wacapou Leasing S.A. Orders approving both of these motions were entered on August 30, 2021.

On June 16, 2021 Banco del Estado de Chile (“BancoEstado”) filed a motion seeking to set a briefing and discovery schedule in connection with BancoEstado’s separate motion to substantively consolidating the estates of LATAM Parent, LATAM Finance Ltd. and Peuco Finance Ltd (the “Substantive Consolidation Motion”). BancoEstado filed the BancoEstado Motion on June 18, 2021. On June 23, 2021, the Debtors as well as certain other interested parties each filed an objection to BancoEstado’s motion. BancoEstado filed a reply in response to such objections on July 19, 2021. The Bankruptcy Court denied Banco Estado’s motion to set a briefing and discovery schedule on July 22, 2021.

Statements and Schedules

Since September 8, 2020, the Debtors filed with the Bankruptcy Court schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further amendment or modification by the Debtors, for example: “Monthly Operating Report” (MOR). The Company on a monthly basis makes the presentation of these schedules and statements.

Although the Debtors believe that these materials provide the information required under the Bankruptcy Code or orders of the Bankruptcy Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards). Certain of the information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the Debtors believe that the substance and format of these materials do not allow meaningful comparison with their regularly publicly-disclosed consolidated financial statements. Moreover, the materials filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

Intercompany and Affiliate Transactions

The Debtors are authorized to continue performing certain postpetition intercompany and affiliate transactions in the ordinary course of business, including transactions with non-debtor affiliates, and to honor obligations in connection with such transactions; provided, however, the Debtors shall not make any cash payments on account of prepetition transactions with affiliates absent permission from the Bankruptcy Court, including any repayments on any prepetition loans to non-debtor affiliates pursuant to any such transactions. Out of an abundance of caution, the Debtors have also sought and received Bankruptcy Court approval to contribute capital, capitalize intercompany debt and issue shares between certain debtor affiliates.

Debtor in Possession Financing

On September 19, 2020, the Bankruptcy Court entered an order authorizing the Debtors to obtain postpetition “debtor-in-possession financing” in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$2.45 billion (See note 3.1 c)). On October 18, 2021, the Bankruptcy Court entered an order approving a third tranche of secured financing for $750 million, as provided for in the DIP Credit Agreement.

Establishment of Bar Dates

On September 24, 2020, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing December 18, 2020, as the general deadline (the “General Bar Date”) by which persons or entities who believe they hold any claims against any Debtor that arose prior to the Petition Date, as applicable to each Debtor, must have submitted written documentation of such claims (a “Proof of Claim”). The General Bar Date was not applicable to governmental units, which must have submitted Proofs of Claims by January 5, 2021 (the “Governmental Bar Date”). Finally, as more fully described in the Bar Date Order, claims with respect to rejected contracts or unexpired leases may be subject to a deadline later than the General Bar Date (the “Rejection Bar Date” and, together with the General Bar Date and the Governmental Bar Date, the “Bar Dates’). Any person or entity that fails to timely file its Proof of Claim by the applicable Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization. Notice of the Bar Dates, as well as instructions on how to file Proof of Claims, were sent to all known creditors and published in various newspapers in the United States and South America.

On December 17, 2020, the Court entered an order establishing a supplemental bar date of February 5, 2021 (the “Supplemental Bar Date”), for certain non-U.S. claimants not otherwise subject to the General Bar Date. The Supplemental Bar Date applies only to those entities and individuals specifically identified in the court order. Any person or entity that fails to timely file its Proof of Claim by the Supplemental Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization.

Following the close of the General Bar Date and the Supplemental Bar Date, the Debtors have continued the process of reconciling approximately 6,400 submitted claims, including those related to the Debtors fleet obligations, and have developed procedures to streamline the claims process. The Company has already filed objections to a number of claims and anticipates continuing to do so in the coming months. Although many objections have been entered on an omnibus basis, some claims disputes will likely require individualized adjudication by the Bankruptcy Court. Further, on March 18, 2021, the Bankruptcy Court entered an order approving alternative dispute resolution procedures to resolves certain claims disputes outside of the Bankruptcy Court. As of September 24, 2021, the Debtors have objected to or have resolved through claims withdrawals, stipulations and court orders approximately 2,859 claims with a total value of approximately US$28.3 billion. As noted above, the Debtors have entered into claims stipulations in connection with their lease amendment agreements. The Debtors have also entered into a number of claims stipulations with engine manufacturers and engine lessors including MTU Maintenance Lease Services B.V. and MTU Maintenance Hannover GMBH, Israel Aerospace Industries Ltd., Aerospace Turbine Services Solutions LLC and Wells Fargo Trust Company, National Association. As the Debtors continue to reconcile claims against the Company’s books and records, they will object to and contest such claims that they determine are not valid or asserted in the proper amount and will resolve other claims disputes in and outside of the Bankruptcy Court.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that, the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities. The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)	All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gain (losses) from exchange rate difference, before tax”.

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed, restated when the currency came from the functional entity of the foreign entity corresponds to that of a hyperinflationary economy, the adjustments for the restatement of goodwill are recognized in the consolidated equity.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions “Cost of sale” and “Administrative expenses”.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 17 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

The airport slots and Loyalty program were recognized at fair value under IFRS 3, as a consequence of the business combination with TAM S.A. and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others cost directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. and Subsidiaries and, recognized at fair value under IFRS 3. The Company has defined a useful life of five years, period in which the value of the brands will be amortized.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.8.	Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs for sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under “Other gains (losses)”.

2.9.	Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.10.	Derivative financial instruments and hedging activities

Until December 31, 2020 the Company recognized the hedging derivatives in accordance with IAS 39, as of January 1, 2021 the Company changed the recognition of these derivatives in accordance with IFRS 9 and continues to recognize under this same standard the derivatives that do not qualify as hedges.

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(b)	Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to the part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(b)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws in enacted the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an assets or a liability in transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)	Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates laboral relation; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been lent or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without refund clause are expired on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other current non-financial assets” in the Consolidated Classified Statement of Financial Position.

(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brasil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner

(1)	Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value (“ETV”). Our estimate of ETV is adjusted for miles and point that are not likely to be redeemed (“breakage”).

The balance of miles and point that are pending to redeem are include on deferred revenue.

(2)	Miles sold to financial and non-financial partner

To value the miles or points earns through financial and non-financial partners,the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations, are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately, when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

(e)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21.	Leases

The Company recognizes contracts that meet the definition of a lease, as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Assets for right of use are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;

-	Lease payment made at or before commencement date;

-	Initial direct costs, and

-	Restoration costs.

The assets by right of use are recognized in the statement of financial position in Properties, plants and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.

-	Variable lease payments that depend on an index or a rate;

-	The exercise price of a purchase options, if is reasonably certain to exercise that option.

The Company determines the present value of the lease payments using the implicit rates for the aircraft leasing contracts and for the rest of the underlying assets, uses the incremental borrowing rate.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest are present in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, in cash flows use in financing activities

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented in cash flows use in operation activities.

The Company analyzes the financing agreements of aircrafts, mainly considering characteristics such as:

(a) that the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b) Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under to IFRS 9 and continue to be presented within the “Other financial liabilities” described in Note 19. On the other hand, the aircraft are presented in Property, Plants and Equipment, as described in Note 17, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

The Company has applied the practical solution allowed by IFRS 16 for those contracts that meet the established requirements and that allows a lessee to choose not to evaluate if the concessions that it obtains derived from COVID-19 are a modification of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies exposures and their risk, and develops and executes hedging strategies.

(i)	Fuel-price risk:

Exposure:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

As of September 30, 2021, the Company recognized gains of US$ 5.8 million for fuel hedge net of premiums in the costs of sale for the period. During the same period of 2020, the Company recognized losses of US$ 64.0 million for the same concept.

As of September 30, 2021 the market value of the fuel positions was US$ 16.9 million (positive). At the end of December 2020, this market value was US$ 1.3 million (positive).

The following tables show the level of hedge for different periods:

Positions as of September 30, 2021 (Unadited) (*)	Maturities
	Q421	Q122	Q222	Q322	Total

Percentage of coverage over the expected volume of consumption	22%	25%	25%	0%	18%

(*)	The percentage shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2020 (*)	Maturities
	Q121	Q221	Q321	Q421	Total

Percentage of coverage over the expected volume of consumption	3%	3%	3%	3%	3%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following tables show the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of September 2021 and the end of December 2020. The projection period was defined until the end of the last fuel hedging contract in force, corresponding to the last business day of the second quarter of the year 2022.

	Positions as of September 30, 2021	Positions as of December 31, 2020
Benchmark price	effect on Equity	effect on Equity
(US$ per barrel)	(MUS$)	(MUS$)
Unaudited
+5	+1.9	+0.6
-5	-2.4	-0.6

Given the fuel hedging structure during half – year 2021, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$ 52.4 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$ 54.1 million in higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposure:

The functional and presentation currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan Guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2021, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of September 30, 2021 and December 31, 2020 the Company did not maintain FX derivatives.

During the period ended September 30, 2021, the Company did not recognize earnings for FX coverage net of premiums. During the same period of 2020, the Company recognized gains of US$ 3.2 million for FX hedging net of premiums.

As of September 30, 2021 and December 31, 2020 the company does not hold FX derivatives that are not recognized as hedge accounting.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company’s net equity.

As of September 30, 2021 and December 31, 2020 the Company had no current FX derivatives for BRL.

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R $ / US $, the Company has executed internal operations to reduce the net exposure in US $ for TAM S.A.

The following table shows the variation in financial results when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation)	Effect September 30, 2021	Effect September 30, 2020
De R$/US$	(MMUS$)	(MMUS$)
No Auditado
-10%	+27.2	+18.9
+10%	-27.2	-18.0

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at September 30, 2021	Effect at December 31, 2020
of R$/US$	MUS$	MUS$
Unaudited
-10%	+120.60	+191.53
+10%	-98.67	-156.71

(iii)	Interest -rate risk:

Exposure:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“IDC”). Because the publication of LIBOR will cease for June 2023, the company has begun to migrate to the adoption of SOFR as an alternative rate, which will materialize with the termination of LIBOR.

Mitigation:

At the end of September 30, the Company did not have current interest rate derivative positions. Currently a 40% (42% at December 31, 2020) of the debt is fixed to fluctuations in interest rate. Most of this debt is indexed to a benchmark rate based on LIBOR.

To mitigate the effect of those derivatives that will be affected by the transition from LIBOR to SOFR, the Company is evaluating adherence to the ISDA protocol in the case of derivatives and is following the recommendations of the relevant authorities, including the Alternative Reference Rates Committee. (“ARRC”) in the case of debt, in line with the measures generally adopted by the market for the replacement of LIBOR in debt contracts.

Rate Hedging Results:

As of September 30, 2021, the Company did not hold current interest rate derivative positions. At the end of December 2020, the Company did not hold current interest rate derivative positions.

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of September 30, 2021	Positions as of December 31, 2020
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(MUS$)	(MUS$)
Unaudited
+100 basis points	-46.53	-42.11
-100 basis points	+46.53	+42.11

As of September 30, 2021, the Company does not hold current interest rate derivative positions. The above calculations were vertically increased (decreased) 100 basis points of the three-month Libor future curve, both scenarios being reasonably possible based on historical market conditions.

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

On March 5, 2021, the ICE Benchmark Administration (“IBA”) announced that, as a result of little access to the information necessary for calculating rates, the publication of the 1-week, 2-months USD rates will cease to be published on December 31, 2021 and the remaining terms will cease on June 30, 2023. Although the adoption of alternative rates is voluntary, the impending discontinuation of LIBOR makes it essential that market participants consider moving to alternative rates such as SOFR and that they have appropriate alternative language in existing contracts that reference the discontinuation of LIBOR. In this regard, the Company identifies that its derivative and debt contracts may be affected by the change in the relevant rate. To mitigate the effect, the Company is evaluating adherence to the ISDA protocol in the case of derivatives and is following the recommendations of the relevant authorities, including the Alternative Reference Rates Committee (“ARRC”) in the case of debt, online with the measures generally adopted by the market for the replacement of LIBOR in debt contracts.

Currently, the Company only has fuel derivatives with a nominal value equivalent to 18%’s hedge of the total consumption expected for the next 12 months.

(b) Credit risk

Credit risk occurs when the counterparty does not meet its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The client portfolio at September 30, 2021 increased when compared to the balance as of December 31, 2020 by 32%, mainly due to an increase in passenger transport operations (travel agencies and corporate) that increased by 116% in sales, mainly affecting from a 64% of credit card payments and 24% in cash sales. Instead, the cargo business showed a decrease in its net income of 6% compared to December 2020. In the case of clients who still have pending balances and that the administration considered risky, the corresponding measures were taken to consider expected credit loss The provision at the end of September 2021 had a decrease of 15% compared to December 31, 2020, as a result of the decrease in the portfolio for recoveries and for the application of write-offs in the nine-month period.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and contracting derivative instruments or options.

To reduce the credit risk related to operational activities, the Company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

Additionally, section 345(b) of the Chapter 11 of the US Bankruptcy Code imposes restrictions on, among other things, the institutions where the Debtors can hold their cash. In particular, it establishes that cash should be held in what are called Authorized Bank Depositories, which are US Banking Institutions that are accepted by the US Trustee Program of the US Department of Justice.  Such Authorized Bank Depositories have generally agreed with the US Trustee Program to maintain collateral of no less than 115% of the aggregate funds on deposit (in excess of FDIC insurance limit) by (i) surety bond or (ii) US Treasury securities. Consequently, pursuant to Section 345(b), as implemented through an agreement with the Office of the United States Trustee, as of the year end the Company held the majority of its cash and equivalents in Banks in the US that are depositories authorized by Office of the United States Trustee for the Southern District of New York. Otherwise, the DIP Facility contains certain restrictions on new investments made by the Debtors during the term of the facility.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c) Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations. On May 26, 2020, the Company and its subsidiaries in Chile, Peru, Colombia, Ecuador and the United States began a voluntary process of reorganization and restructuring of their debt under the protection of the Chapter 11 of the United States, to which on July 9, the Brazilian subsidiary and certain of its subsidiaries were included, in order to preserve the group’s liquidity. In light of the unprecedented impact COVID-19 has had on the global aviation industry, this reorganization process provides LATAM with the opportunity to work with the group’s creditors, and main stakeholders, to reduce its debt and obtain new sources of financing, providing the company with the tools to adapt the group to this new reality.

The balance of liquid funds, future cash generation and the ability to obtain financing, provides the Company with alternatives to meet future investment and financing commitments.

As of September 30, 2021, the balance of liquid funds is US$ 930 million (US $ 1,696 million as of December 31, 2020), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of September 30, 2021, LATAM maintains a committed revolving credit facility (Revolving Credit Facility) for a total amount of US$ 600 million, which is fully drawn. This line is secured by and subject to the availability of collateral (i.e. aircraft, engines and spare parts).

Finally, during the third quarter of 2021, the company has reduced budgeted investments by approximately US$ 164 million, mainly related to maintenance, given the lower operation, purchase of engines, investments in cabins and other projects. In addition, LATAM has not received aircraft that it was committed to receiving in 2021, which at the beginning of the year reached US$ 773 million.

After filing Chapter 11 protection, the company received authorization from the Bankruptcy Court for the “debtors in possession” (DIP) financing, in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$ 3,200 divided in Tranche A, B and C. Up to date, only Tranche A and Tranche C are fully committed.

Tranche B, as indicated below, had been authorized by the Bankruptcy Court, but its final implementation is pending subject to the supplementary amendment to the DIP’s credit agreement. Tranche A, Tranche B and Tranche C has the following creditors:

1) A Tranche A, which is committed for up to US$ 1,300 million, out of which (i) US$ 1,125 million were be provided by Oaktree Capital Management, L.P. or certain entities related to it; and (ii) US$ 175 million were be provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies;

2) A Tranche C for a capital amount of up to US$ 1,150 million, of which (i) US$ 750 million was provided by a certain group of LATAM’s shareholders composed by Grupo Cueto, Grupo Eblen and Qatar Airways, or certain related entities; (ii) US$ 250 million was provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies; and (iii) US$ 150 million which was committed by certain additional shareholder investors through a public investment fund managed by Toesca S.A., through a “joinder” or supplement to the “DIP Agreement” subscripted on November 6, 2020 ; and

3) Tranche B for a amount up to US $750 million that will be contributed by a group of financiers including Oaktree Capital Management, L.P. and Apollo Management Holdings, L.P. and other certain funds advised by them.

On October 8, 2020, the first disbursement under the DIP Credit Agreement took place for 50% of the funds committed to that date, MMUS $ 1,150. Later, and in consideration of the extension of the health and mobility restrictions imposed by the authorities in the countries where the group operates, as well as the analysis of the company’s liquidity projection, LATAM made a second withdrawal of US $ 500 million that was received on June 23, 2021. At the end of the quarter, LATAM had transferred US $ 875.5 million corresponding to Tranche A and US $ 774.5 million corresponding to Tranche C, and still had access to US $ 800 million not rotated between both sections.

On September 9, 2021, and in order to take advantage of favorable market conditions, LATAM requested proposals from interested parties to grant financing under Tranche B of the DIP for an amount of up to US $ 750 million. After evaluating the various financing proposals received, LATAM reported on September 29 the approval of the proposal presented by a group of financiers made up of Oaktree Capital Management, L.P. (“OCM”), Apollo Management Holdings, L.P. (“Apollo”) and certain funds, accounts and entities advised by OCM and Apollo, for a total of US $ 750 million. Said financing proposal was approved by the Bankruptcy Court on October 18, thus allowing LATAM to access lower financial costs in the next disbursements of the DIP financing.

Thus, at the end of the quarter, LATAM had access to US $ 800 million from Tranche A and C. In accordance with the terms of the “DIP Agreement”, Debtors must maintain consolidated liquidity of at least US $ 400 million, considering the undrawn line of the DIP, and meet certain milestones with respect to the chapter 11 process.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2021 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than					Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	90 days to one year	one to three years	three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.018.000-1	SCOTIABANK	Chile	US$	80,544	-	-	-	-	80,544	74,000	At Expiration	3.05	3.05
0-E	CITIBANK	U.S.A.	US$	42,776	-	-	-	-	42,776	40,000	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	27,245	-	-	-	-	27,245	20,000	At Expiration	4.20	4.20
97.951.000-4	HSBC	England	US$	12,995	-	-	-	-	12,995	12,000	At Expiration	4.15	4.15
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	10,957	-	-	-	-	10,957	10,204	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	667	-	139,459	-	-	140,126	139,459	Quarterly	2.80	2.80
76.362.099-9	BTG	Chile	UF	64,156	-	-	-	-	64,156	61,526	At Expiration	3.10	3.10
Obligations with the public
97.030.000-7	BANCO ESTADO	Chile	UF	30,485	188,049	34,992	34,992	380,929	669,447	507,779	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	208,250	104,125	884,188	884,000	-	2,080,563	1,500,000	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	13,390	19,194	39,618	41,452	100,626	214,280	199,869	Quarterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	54,489	38,256	78,665	81,759	153,120	406,289	382,209	Quarterly	1.58	1.58
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	933	4,990	29,851	36,337	89,263	161,374	144,358	Quarterly	3.31	3.31
Others Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	273,199	At Expiration	1.84	1.84
0-E	MUFG	U.S.A.	US$	138,133	93,971	45,290	-	-	277,394	274,574	Quarterly	1.63	1.63
0-E	CITIBANK	U.S.A.	US$	3,365	606,656	-	-	-	610,021	600,000	At Expiration	2.00	2.00
0-E	BANK OF UTAH	U.S.A.	US$	-	1,493,164	-	-	-	1,493,164	1,292,319	At Expiration	19.90	12.62
0-E	EXIM BANK	U.S.A.	US$	-	349	698	8,892	9,999	19,938	18,097	Quarterly	1.90	1.90
Financial lease
0-E	CREDIT AGRICOLE	France	US$	680	2,086	-	-	-	2,766	2,732	Quarterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	14,757	55,699	16,490	-	-	86,946	86,438	Quarterly	1.40	0.81
0-E	BNP PARIBAS	U.S.A.	US$	5,486	20,226	21,278	-	-	46,990	46,543	Quarterly	1.78	1.18
97.036.000-K	SANTANDER	Chile	US$	5,907	23,147	3,141	-	-	32,195	32,071	Quarterly	1.21	0.66
0-E	RRPF ENGINE LEASING(*)	England	US$	5,393	4,404	8,584	1,157	-	19,538	18,380	Monthly	4.01	4.01
0-E	NATIXIS	France	US$	2,217	16,219	61,200	61,200	156,860	297,696	266,917	Quarterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	16,507	72,510	140,555	17,681	-	247,253	236,173	Quarterly	4.03	2.83
0-E	PK AIRFINANCE	U.S.A.	US$	664	5,089	11,912	607	-	18,272	17,631	Monthly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	-	12,983	26,002	308,724	360,824	708,533	637,141	Quarterly	2.76	2.00
Other loans
	Various (*)		US$	45,319	-	-	-	-	45,319	45,319	At Expiration	-	-

	TOTAL			1,058,514	2,761,119	1,541,925	1,476,803	1,251,623	8,089,976	6,938,938

Note that the liabilities reflect their contractual obligations in force at the date of the financial statements.

(*) Obligation to creditors for executed letters of credit

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2021 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than					Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	90 days to one year	one to three years	three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NCM	Netherlands	US$	299	410	333	-	-	1,042	943	Monthly	6.01	6.01
0-E	Bradesco	Brazil	BRL	76,598	-	-	-	-	76,598	76,598	Monthly	4.33	4.33
0-E	Merril Lynch Credit Products LLC	U.S.A.	BRL	190,653	-	-	-	-	190,653	190,653	Monthly	3.95	3.95
Financial leases
0-E	NATIXIS	France	US$	368	2,211	4,080	11,586	-	18,245	17,694	Quaterly	4.35	4.35
0-E	GA TELESIS LLC	U.S.A.	US$	584	2,706	4,675	4,668	5,639	18,272	11,317	Monthly	14.72	14.72
Other loans
0-E	Deustche Bank (*)	Brazil	US$	7,500	-	-	-	-	7,500	7,500	At expiration	-	-
	TOTAL			276,002	5,327	9,088	16,254	5,639	312,310	304,705

Note that the liabilities reflect their contractual obligations in force at the date of the financial statements.

(*) Obligation with creditors for letters of credit executed

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2021 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than					Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	90 days to one year	one to three years	three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability

-	AIRCRAFT	OTHERS	US$	644,768	376,490	690,219	714,221	617,855	3,043,553	2,665,707	-	-	-
-	OTHER ASSETS	OTHERS	US$	6,860	9,928	19,434	22,049	1,472	59,743	51,320	-	-	-
			UF	1,704	896	220	79	220	3,119	2,897	-	-	-
			COP	3	9	33	-	-	45	41	-	-	-
			EUR	192	96	274	-	-	562	548	-	-	-
			PEN	3	5	98	-	-	106	104	-	-	-

Trade and other accounts payables

-	OTHERS	OTHERS	US$	407,870	132,355	-	-	-	540,225	-	-	-	-
			CLP	249,048	67	-	-	-	249,115	-	-	-	-
			BRL	349,134	1,052	-	-	-	350,186	-	-	-	-
			Other currency	570,402	6,205	-	-	-	576,607	-	-	-	-

Accounts payable to related parties currents
Foreign	Inversora Aeronáutica Argentina S.A.	Argentine	US$	4	-	-	-	-	4	4	-	-	-
Foreign	Delta Airlines	U.S.A	US$	1,208	-	-	-	-	1,208	1,208	-	-	-
Foreign	Patagonia Seafarms INC Chile	U.S.A	US$	7	-	-	-	-	7	7	-	-	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A. Chile	Brazil	BRL	1	-	-	-	-	1	1	-	-	-
81.062.300-4	Costa Verde Aeronautica S.A.	Chile	US$	-	-	165,297	-	-	165,297	165,297	-	-	-
Foreign	QA Investments Ltd	Jersey Channel Islands	US$	-	-	206,371	-	-	206,371	206,371	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	US$	-	-	206,371	-	-	206,371	206,371	-	-	-
Foreign	Lozuy S.A.	Uruguay	US$	-	-	41,274	-	-	41,274	41,274	-	-	-

	Total			2,231,204	527,103	1,329,591	736,349	619,547	5,443,794	3,341,150

	Total consolidated			3,565,720	3,293,547	2,880,602	2,229,404	1,876,807	13,846,080	10,584,793

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than 90 days	More than one to	More than three to	More than				Annual
		Creditor		Up to	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.018.000-1	SCOTIABANK	Chile	US$	76,929	-	-	-	-	76,929	74,000	At Expiration	3.08	3.08
97.030.000-7	BANCO ESTADO	Chile	US$	41,543	-	-	-	-	41,543	40,000	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	20,685	-	-	-	-	20,685	20,000	At Expiration	4.20	4.20
97.951.000-4	HSBC	Chile	US$	12,545	-	-	-	-	12,545	12,000	At Expiration	4.15	4.15

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	11,631	-	-	-	-	11,631	11,255	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	3,323	2,678	139,459	-	-	145,460	139,459	Quarterly	2.80	2.80
76.362.099-9	BTG	Chile	UF	2,104	68,920	-	-	-	71,024	67,868	At Expiration	3.10	3.10

Obligations with the public

97.030.000-7	BANCO ESTADO	Chile	UF	23,210	26,857	217,555	35,041	429,101	731,764	560,113	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	80,063	76,125	208,250	836,063	828,000	2,028,501	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	50,500	40,889	104,166	107,342	219,666	522,563	474,273	Quarterly / Semiannual	2.95	2.95
0-E	NATIXIS	France	US$	47,918	37,509	84,048	84,487	35,712	289,674	271,129	Quarterly	3.11	3.11
0-E	INVESTEC	England	US$	11,502	9,425	21,042	-	-	41,969	37,870	Semiannual	6.21	6.21
0-E	MUFG	U.S.A.	US$	37,114	28,497	77,881	80,678	194,901	419,071	382,413	Quarterly	2.88	2.88
0-E	SMBC	U.S.A.	US$	131,345	-	-		-	131,345	130,000	At Expiration	1.73	1.73

Other guaranteed obligation

0-E	CREDIT AGRICOLE	France	US$	1,347	275,773	-	-	-	277,120	273,199	At Expiration	1.92	1.92
0-E	MUFG	U.S.A.	US$	87,611	74,852	119,460	19,950	-	301,873	291,519	Quarterly	2.67	2.67
0-E	CITIBANK	U.S.A.	US$	3,405	10,404	603,443	-	-	617,252	600,000	At Expiration	2.27	2.27
0-E	BANK OF UTAH	U.S.A.	US$	-	-	952,990	-	-	952,990	793,003	At Expiration	22.19	13.19

Financial lease

0-E	ING	U.S.A.	US$	5,965	-	-	-	-	5,965	5,965	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	13,889	2,057	2,062	-	-	18,008	17,961	Quarterly	1.99	1.54
0-E	CITIBANK	U.S.A.	US$	79,117	61,983	118,372	46,115	19,118	324,705	312,792	Quarterly	2.58	1.77
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,926	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	14,851	2,343	793	-	-	17,987	17,951	Quarterly	1.81	1.41
0-E	WELLS FARGO	U.S.A.	US$	114,952	104,946	237,945	99,232	-	557,075	541,406	Quarterly	2.43	1.74
97.036.000-K	SANTANDER	Chile	US$	21,551	17,851	26,308	-	-	65,710	65,247	Quarterly	1.30	0.76
0-E	RRPF ENGINE LEASING	England	US$	4,093	3,382	8,826	4,870	-	21,171	18,489	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	4,589	4,763	12,977	755	-	23,084	22,730	Quarterly	1.61	1.01
0-E	BTMU	U.S.A.	US$	11,620	9,647	26,261	770	-	48,298	47,609	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	60,527	54,611	144,670	86,076	-	345,884	327,419	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	4,624	12,202	3,153	-	-	19,979	19,522	Monthly	1.98	1.98

	TOTAL			980,479	925,714	3,109,661	1,401,379	1,726,498	8,143,731	7,077,118

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than					Annual
		Creditor		Up to	90 days to	one to	three to	More than		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	one year	three years	five years	five years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	452	497	61	-	-	1,010	943	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	91,672	-	-	-	-	91,672	80,175	Monthly	4.34	4.34
0-E	BANCO DO BRASIL	Brazil	BRL	208,987	-	-	-	-	208,987	199,557	Monthly	3.95	3.95
Financial leases

0-E	NATIXIS	France	US$	31,482	9,276	42,383	-	-	83,141	81,260	Quarterly / Semiannual	4.09	4.09
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	2,460	2,442	25	-	-	4,927	4,759	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	134,919	-	-	-	-	134,919	144,120	Quarterly	3.07	3.01
0-E	GA TELESIS LLC	U.S.A.	US$	758	1,753	4,675	4,675	7,969	19,830	12,261	Monthly	14.72	14.72

	TOTAL			470,730	13,968	47,144	4,675	7,969	544,486	523,075

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than					Annual
		Creditor		Up to 90	90 days to	one to	three to	More than		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	one year	three years	five years	five years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
-	AIRCRAFT	OTHERS	US$	226,510	679,529	877,438	812,821	889,072	3,485,370	3,026,573	-	-	-
-	OTHER ASSETS	OTHERS	US$	3,403	9,953	6,706	18,271	6,349	44,682	46,520	-	-	-
			UF	2,103	5,836	1,072	1,973	2,485	13,469	11,401	-	-	-
			COP	22	7	14	-	-	43	48	-	-	-
			EUR	156	443	188	-	-	787	772	-	-	-
			PEN	29	15	49	-	-	93	137	-	-	-
			BRL	1,002	3,891	14,414	-	-	19,307	35,555	-	-	-

Trade and other accounts payables
-	OTHERS	OTHERS	US$	330,172	47,781	-	-	-	377,953	377,953	-	-	-
			CLP	230,997	119,337	-	-	-	350,334	350,334	-	-	-
			BRL	359,350	5,859	-	-	-	365,209	365,209	-	-	-
			Other currency	598,619	65,684	-	-	-	664,303	664,303	-	-	-
Accounts payable to related parties currents
Foreign	Delta Airlines	U.S.A	USD	805	-	-	-	-	805	805	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	7	-	-	-	-	7	7	-	-	-
97.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Chile	CLP	-	-	105,713	-	-	105,713	105,713	-	-	-
Foreign	QA Investments Ltd	Jersey Channel Islands	USD	-	-	132,141	-	-	132,141	132,141	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	USD	-	-	132,141	-	-	132,141	132,141	-	-	-
Foreign	Lozuy S.A.	Uruguay	USD	-	-	26,428	-	-	26,428	26,428	-	-	-

	Total			1,753,175	938,335	1,296,304	833,065	897,906	5,718,785	5,276,040

	Total consolidated			3,204,384	1,878,017	4,453,109	2,239,119	2,632,373	14,407,002	12,876,233

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

At the end of 2020, the Company had delivered US$ 0.6 million in guarantees for derivative margins corresponding to cash and stanby letters of credit. As of September 30, 2021, the Company maintains guarantees for US$ 4.7 million corresponding to derivative transactions. The increase was due to: i) greater subscription of hedging contracts than their maturity and ii) changes in fuel prices, exchange rates and interest rates.

3.2.	Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group’s companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of September 30, 2021, and as a consequence of the expected decline in demand due to the COVID-19 pandemic and the Company’s filing for voluntary protection under the U.S. Chapter 11 reorganization statute, Standard & Poor’s, Moody’s y Fitch Ratings withdrew their credit ratings for LATAM

3.3.	Estimates of fair value.

At September 30, 2021, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Derivative financial instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of September 30, 2021				As of December 31, 2020
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Assets
Cash and cash equivalents	31,730	31,730	-	-	32,782	32,782	-	-
Short-term mutual funds	31,730	31,730	-	-	32,782	32,782	-	-

Other financial assets, current	21,583	375	21,208	-	4,097	366	3,731	-
Fair value of fuel derivatives	16,910	-	16,910	-	1,296	-	1,296	-
Private investment funds	359	359	-	-	348	348	-	-
Certificate of Deposit (CBD)	4,298	-	4,298	-	2,435	-	2,435	-
Domestic and foreign bonds	16	16	-	-	18	18	-	-

Liabilities

Other financial liabilities, current	5,671	-	5,671	-	5,671		5,671	-
Fair value of interest rate derivatives	2,734	-	2,734	-	2,734	-	2,734	-
Currency derivative not registered as hedge accounting	2,937	-	2,937	-	2,937	-	2,937	-

Additionally, at September 30, 2021, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of September 30, 2021		As of December 31, 2020
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	898,451	898,451	1,663,059	1,663,059
Cash on hand	2,078	2,078	4,277	4,277
Bank balance	510,387	510,387	732,578	732,578
Overnight	308,452	308,452	802,220	802,220
Time deposits	77,534	77,534	123,984	123,984
Pactos
Other financial assets, current	66,598	66,598	46,153	46,153
Other financial assets	66,598	66,598	46,153	46,153
Trade debtors, other accounts receivable and
Current accounts receivable	721,638	721,638	599,381	599,180
Accounts receivable from entities related, current	1,330	1,330	158	158
Other financial assets, not current	14,845	14,845	33,140	33,140
Accounts receivable, non-current	12,594	12,594	4,986	4,986

Other current financial liabilities	4,408,767	4,079,289	3,050,059	2,995,768
Accounts payable for trade and other accounts payable, current	3,198,390	3,198,390	2,322,125	2,322,961
Accounts payable to entities related, current	620,333	624,973	812	812
Other financial liabilities, not current	5,835,391	5,254,716	7,803,801	6,509,081
Accounts payable, not current	672,029	672,029	651,600	651,600
Accounts payable to related entities, non-current	-	-	396,423	410,706

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a)	Evaluation of possible losses due to impairment of intangible assets with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rate, discount rate, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary, in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are showed in Note 15.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that said assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)	Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate, fuel price online with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)	Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred income. Ordinary income from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired for non-use. The Company evaluates monthly the probability of expiration of air tickets, with return clauses, based on the history of use of air tickets. A change in this probability could generate an impact on revenue in the year in which the change occurs and in future years.

In effect and due to the worldwide contingency of the COVID 19 pandemic, the company has established new commercial policies with clients regarding the validity of air tickets, making it easier to use in flight, reissue and return.

As of September 30, 2021, deferred income associated with air tickets sold amounted to ThUS$ 1,053,801 (ThUS $ 904,558 as of December 31, 2020).

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of September 30, 2021, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS$ 1,346,941 (ThUS$ 1,365,534 as of December 31, 2020). A hypothetical change of one percentage point in the probability of swaps would translate into an impact accumulated of ThUS$ 25,866 in the results as of 2021 (ThUS $ 32,593 in the results as of 2020). The deferred income associated with the LATAM Pass Brasil loyalty program (See Note 22) amounts to ThUS$ 208,366 as of September 30, 2021 (ThUS $ 187,493 as of December 31, 2020). A hypothetical change of two percentage points in exchange probability would translate into an impact accumulated of ThUS$ 4,949 in the results as of 2021 (ThUS $ 4,948 in the results as of 2020).

Management used statistical models to estimate the miles and point awarded that will not be redeemed, by the programs members (breakage) which involved significant judgments and assumptions relating the historical redemption and expiration activity and forecasted redemption and expiration patterns.

The management in conjunction with an external specialist develop a predictive model of non-use miles or points, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles or points.

(f)	Provisions needs, and their valuation when required

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or implicit, as a result of past events, it is likely that an outflow of resources will be necessary to settle the obligation and the amount is has reliably estimated. Based on available information, the Company uses the knowledge, experience and professional judgment, to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)	Leases

(i)	Discount rate

The discount rate used to calculate the lease debt corresponds, for each aircraft, to the implicit interest rate calculated by the contractual elements and residual market values. The implicit rate of the contract is the discount rate that gives the aggregate present value of the minimum lease payments and the unguaranteed residual value.

For assets other than aircraft, the estimated lessee’s incremental loan rate was used, which is derived from the information available on the lease commencement date, to determine the present value of the lease payments. We consider our recent debt issues, as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

A decrease of one percentage point in our estimate of the rates used in determining the liabilities for the new and amendment lease contract recognized as of September 30, 2021 would increase the liability for the lease by approximately US$ 81 million.

(ii)	Lease term

In determining the term of the lease, all the facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the term of the lease if you are reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the control of the lessee.

(h)	Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus ensuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

As of September 30, 2021, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the 9 months period ended		For the 3 months period ended
	At September 30,		At September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Peru	304,703	227,487	146,049	23,074
Argentina	46,216	158,682	9,430	9,132
U.S.A.	426,849	393,029	172,755	75,575
Europe	207,487	271,664	87,241	40,854
Colombia	234,895	129,105	96,097	20,137
Brazil	951,397	1,027,453	461,949	113,504
Ecuador	115,182	85,782	39,096	18,460
Chile	479,242	498,407	200,115	65,628
Asia Pacific and rest of Latin America	178,101	321,156	63,287	38,636
Income from ordinary activities	2,944,072	3,112,765	1,276,019	405,000
Other operating income	171,417	324,376	37,602	107,932

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Cash on hand	2,078	4,277
Bank balances	510,387	732,578
Overnight	308,452	802,220
Total Cash	820,917	1,539,075

Cash equivalents
Time deposits	77,534	123,984
Mutual funds	31,730	32,782
Total cash equivalents	109,264	156,766

Total cash and cash equivalents	930,181	1,695,841

Balance include Cash and Cash equivalent from the Group’s Companies that file for Chapter 11. Due to a motion approved by the US bankruptcy court these balance can only be used on normal course of business activities and invested on specific banks also approved on the motion.

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	September 30,	December 31,
Currency	2021	2020
	ThUS$	ThUS$
	Unaudited

Argentine peso	5,165	20,107
Brazilian real	81,363	136,938
Chilean peso	11,573	32,649
Colombian peso	23,451	17,185
Euro	7,550	10,361
US Dollar	775,475	1,438,846
Other currencies	25,604	39,755
Total	930,181	1,695,841

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of September 30, 2021 (Unaudited)

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	898,451	31,730	-	930,181
Other financial assets, current (*)	70,912	359	16,910	88,181
Trade and others accounts receivable, current	721,638	-	-	721,638
Accounts receivable from related entities, current	1,330	-	-	1,330
Other financial assets, non current	14,845	-	-	14,845
Accounts receivable, non current	12,594	-	-	12,594
Total	1,719,770	32,089	16,910	1,768,769

	Measured at	At fair value
	amortized	with changes	Hedge
Liabilities	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	4,408,767	2,937	2,734	4,414,438
Trade and others accounts payable, current	3,198,390	-	-	3,198,390
Accounts payable to related entities, current	620,333	-	-	620,333
Other financial liabilities, non-current	5,835,391	-	-	5,835,391
Accounts payable, non-current	672,029	-	-	672,029
Total	14,734,910	2,937	2,734	14,740,581

(*)	The amounts presented as fair value with changes in the result, corresponds mainly to private investment funds; and as measured at amortized cost correspond to guarantees delivered.

As of December 31, 2020

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,663,059	32,782	-	1,695,841
Other financial assets, current (*)	48,605	348	1,297	50,250
Trade and others accounts receivable, current	599,381	-	-	599,381
Accounts receivable from related entities, current	158	-	-	158
Other financial assets, non current	33,140	-	-	33,140
Accounts receivable, non current	4,986	-	-	4,986
Total	2,349,329	33,130	1,297	2,383,756

	Measured at	At fair value
	amortized	with changes	Hedge
Liabilities	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	3,050,059	2,937	2,734	3,055,730
Trade and others accounts payable, current	2,322,125	-	-	2,322,125
Accounts payable to related entities, current	812	-	-	812
Other financial liabilities, non-current	7,803,801	-	-	7,803,801
Accounts payable, non-current	651,600	-	-	651,600
Accounts payable to related entities, non-current	396,423	-	-	396,423
Total	14,224,820	2,937	2,734	14,230,491

(*)	The amounts presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and as measured at amortized cost they correspond to the guarantees granted.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Trade accounts receivable	702,199	532,106
Other accounts receivable	136,413	194,454
Total trade and other accounts receivable	838,612	726,560
Less: Expected credit loss	(104,380)	(122,193)
Total net trade and accounts receivable	734,232	604,367
Less: non-current portion – accounts receivable	(12,594)	(4,986)
Trade and other accounts receivable, current	721,638	599,381

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of September 30, 2021			As December 31, 2020
	Expected	Gross book	Impairment loss	Expected	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	Unaudited
Up to date	2%	522,174	(9,114)	4%	302,079	(11,112)
From 1 to 90 days	8%	82,598	(6,482)	4%	103,615	(4,049)
From 91 to 180 days	26%	7,267	(1,868)	66%	15,989	(10,501)
From 181 to 360 days	70%	7,053	(4,917)	80%	40,621	(32,627)
more of 360 days	99%	83,107	(81,999)	92%	69,802	(63,904)
Total		702,199	(104,380)		532,106	(122,193)

(1)	Corresponds to the consolidated expected rate of accounts receivable.

(2)	The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of the Trade and other accounts receivable and non-current accounts receivable are as follow:

	As of	As of
	September 30,	December 31,
Currency	2021	2020
	ThUS$	ThUS$
	Unaudited

Argentine Peso	8,594	6,517
Brazilian Real	342,751	221,952
Chilean Peso	64,215	44,737
Colombian Peso	3,289	1,292
Euro	26,078	24,370
US Dollar	267,364	292,125
Korean Won	408	79
Mexican Peso	2,872	4,624
Australian Dollar	73	49
Pound Sterling	10,504	5,647
Uruguayan Peso (New)	811	792
Swiss Franc	394	754
Japanese Yen	5	77
Swedish crown	488	129
Other Currencies	6,386	1,223
Total	734,232	604,367

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2020 (Unaudited)	(100,402)	24,471	(33,327)	(109,258)
From October 1 to December 31, 2020 (Unaudited)	(109,258)	6,284	(19,219)	(122,193)
From January 1 to September 30, 2021 (Unaudited)	(122,193)	21,974	(4,161)	(104,380)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant, and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of September 30, 2021			As of December 31, 2020
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unaudited
Trade accounts receivable	702,199	(104,380)	597,819	532,106	(122,193)	409,913
Other accounts receivable	136,413	-	136,413	194,454	-	194,454

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		September 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2021	2020
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	1,319	148
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	-	1
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	4	6
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A.	Related director	Chile	CLP	4	1
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	1	-
	Total current assets				1,330	158

(b)	Current and non current accounts payable

					Current liabilities		Non current liabilities
					As of	As of	As of	As of
			Country		September 30,	December 31,	September 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2021	2020	2021	2020
					ThUS$	ThUS$	ThUS$	ThUS$
					Unaudited		Unaudited
Foreign	Delta Airlines, Inc.	Shareholder	U.S.A.	US$	1,208	805	-	-
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	4	-	-	-
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	US$	7	7	-	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	1	-	-	-
81.062.300-4	Costa Verde Aeronautica S.A. (*)	Common shareholder	Chile	US$	165,297	-	-	105,713
Foreign	QA Investments Ltd (*)	Common shareholder	Jersey Channel Islands	US$	206,371	-	-	132,141
Foreign	QA Investments 2 Ltd (*)	Common shareholder	Jersey Channel Islands	US$	206,371	-	-	132,141
Foreign	Lozuy S.A. (*)	Common shareholder	Uruguay	US$	41,274	-	-	26,428
	Total current and non current liabilities				620,533	812	-	396,423

(*)	Corresponds to the portion of Tranche C of the DIP loan (See Note 3.1c)

Transactions between related parties have been carried out on arm´s lenght conditions between interested and duly-informed parties. The transaction terms for the Liabilities of the 2021 period correspond from 30 days to 1 year of maturity, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Technical stock (*)	233,430	284,409
Non-technical stock (*)	41,028	39,165
Total	274,458	323,574

(*) Correspond to spare parts and materials which will be used, mainly, in consumptions of on-board services and in own and third-party maintenance services; These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	61,697	42,979
Provision for obsolescence Non-technical stock	223	4,651
Total	61,920	47,630

The resulting amounts do not exceed the respective net realization values.

As of September 30, 2021, the Company registered ThUS$ 18,383 (ThUS$ 30,881 as of September 30, 2020) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)	The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets
Private investment funds	359	348	-	-	359	348
Deposits in guarantee (aircraft)	4,298	2,435	3,078	21,498	7,376	23,933
Guarantees for margins of derivatives	4,707	3,047	-	-	4,707	3,047
Other investments	-	-	493	493	493	493
Domestic and foreign bonds	16	18	-	-	16	18
Other guarantees given	61,891	43,106	11,274	11,149	73,165	54,255
Subtotal of other financial assets	71,271	48,954	14,845	33,140	86,116	82,094
(b) Hedging derivate asset
Fair value of fuel price derivatives	16,910	1,296	-	-	16,910	1,296
Subtotal of derivate assets	16,910	1,296	-	-	16,910	1,296
Total Other Financial Assets	88,181	50,250	14,845	33,140	103,026	83,390

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 19.

(b)	The balances composition by currencies of the Other financial assets are as follows:

	As of	As of
	September 30,	December 31,
Type of currency	2021	2020
	ThUS$	ThUS$
	Unaudited
Argentine peso	392	460
Brazilian real	8,218	8,475
Chilean peso	3,648	4,056
Colombian peso	467	500
Euro	3,511	3,236
U.S.A dollar	84,056	63,922
Other currencies	2,734	2,741
Total	103,026	83,390

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	September	December	September	December	September	December
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

(a) Advance payments

Aircraft insurance and other	15,751	10,137	-	-	15,751	10,137
Others	9,928	15,375	1,403	2,998	11,331	18,373

Subtotal advance payments	25,679	25,512	1,403	2,998	27,082	28,510

(b) Contract assets (1)

GDS costs	3,837	4,491	-	-	3,837	4,491
Credit card commissions	9,023	6,021	-	-	9,023	6,021
Travel agencies commissions	2,675	4,964	-	-	2,675	4,964

Subtotal advance payments	15,535	15,476	-	-	15,535	15,476

(c) Other assets

Aircraft maintenance reserve (2)	-	8,613	-	-	-	8,613
Sales tax	56,530	102,010	41,829	46,210	98,359	148,220
Other taxes	3,297	4,023	-	-	3,297	4,023
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	258	258	739	739	997	997
Judicial deposits	-	-	85,206	76,835	85,206	76,835

Subtotal other assets	60,085	114,904	127,774	123,784	187,859	238,688

Total Other Non - Financial Assets	101,299	155,892	129,177	126,782	230,476	282,674

(1) Movement of Contracts assets:

	Initial balance	Activation	Cummulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2020 (Unaudited)	56,576	136,769	(7,561)	(157,428)	28,356
From October 1 to December 31, 2020 (Unaudited)	28,356	10,009	(7,111)	(15,778)	15,476
From January 1 to September 30, 2021 (Unaudited)	15,476	39,769	(12,880)	(26,830)	15,535

(2) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These deposits are calculated based on the operation, measured in cycles or flight hours, are paid periodically, and it is contractually stipulated that they be returned to the Company each time major maintenance is carried out. At the end of the lease, the unused maintenance reserves are returned to the Company or used to compensate the lessor for any debt related to the maintenance conditions of the aircraft.

In some cases, (2 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of September 30, 2021, the company does not maintain maintenance reserves, this because they were executed by the lessor for the no payment during Chapter 11 procedure, (ThUS $ 8,613 as of December 31, 2020).

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at September 30, 2021 and December 31, 2020, are detailed below:

	As of	As of
	September 30, 2021	December 31, 2020
	ThUS$	ThUS$
	Unaudited
Current assets

Aircraft	175,675	275,000
Engines and rotables	46,728	740
Other assets	377	382

Total	222,780	276,122

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the period.

-	Assets reclassified from Property, plant and equipment to Non-current assets and disposal group classified as held for sale.

During the year 2020, the sale of a Boeing 767 aircraft took place and therefore US $ 5.5 million was recognized as profit from the transaction.

Additionally, during the year 2020, Delta Air Lines, Inc. canceled the purchase of four Airbus A350 aircraft, given this, LATAM was compensated with the payment of ThUS $ 62,000, which was recorded in the income statement as other income. These four aircraft were reclassified to Property, plant and equipment.

During 2020, eleven Boeing 767 aircraft were transferred from the Property, plant and equipment item, to the Non-current assets item or groups of assets for disposal classified as held for sale. During the third quarter of 2021, the sale of two aircraft was completed

During the third quarter of the year 2021, associated with the fleet restructuring plan, they were transferred from the Property, plant and equipment component of spare parts and engines to the Non-current assets or groups of assets for disposal classified as held for sale.

Additionally, during the period 2021, were recognized a loss adjustment for US$ 85 million (US$ 332 million at December 31, 2020) in income statement to adjust the assets to its fair value less the cost of sales, which were recorded on income statements as part of the expenses of restructuring activities.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

	As of	As of
	September 30,	December 31,
Aircraft	2021	2020
	Unaudited

Boeing 767	9	11

Total	9	11

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
			As of	As of
Name of significant subsidiary	Country of incorporation	Functional currency	September 30, 2021	December 31, 2020
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89395	99.89395
Lan Argentina S.A. (*)	Argentina	ARS	100.00000	99.98370
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.20120	99.20120
TAM S.A.	Brazil	BRL	100.00000	99.99938

(*)	See Note 1

The consolidated subsidiaries do not have significant restrictions for transferring funds to the controlling entity in the normal course of operations, except for those imposed by Chapter 11 of the United States Bankruptcy Law, on dividend payments prior to the application for protection.

Summary financial information of significant subsidiaries

							Income for the 9 months
	Statement of financial position as of September 30, 2021						ended September 30, 2021
Name of significant	Total	Current	Non-current	Total	Current	Non-current		Net
subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	452,383	416,563	35,820	401,746	399,848	1,898	332,657	(95,226)
Lan Cargo S.A.	708,920	442,957	265,963	521,583	488,255	33,328	162,570	4,646
Lan Argentina S.A.	162,290	155,969	6,321	115,088	111,813	3,275	(1,334)	(144,901)
Transporte Aéreo S.A.	488,185	195,099	293,086	320,672	279,537	41,135	139,514	(31,708)
Latam Airlines Ecuador S.A.	112,235	109,120	3,115	99,720	84,375	15,345	42,746	(4,624)
Aerovías de Integración Regional, AIRES S.A.	75,429	72,570	2,859	110,973	102,417	8,556	141,507	(36,278)
TAM S.A. (*)	2,510,554	1,135,231	1,375,323	2,972,451	2,084,003	888,448	1,172,151	(566,201)

							Income for the 9 months
	Statement of financial position as of December 31, 2020						ended September 30, 2020
Name of significant	Total	Current	Non-current	Total	Current	Non-current		Net
subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Latam Airlines Perú S.A.	661,721	629,910	31,811	486,098	484,450	1,648	314,235	(59,533)
Lan Cargo S.A.	749,789	472,869	276,920	567,128	516,985	50,143	222,654	55,764
Lan Argentina S.A.	176,790	171,613	5,177	148,824	146,555	2,269	59,800	(166,292)
Transporte Aéreo S.A.	546,216	264,690	281,526	347,714	278,319	69,395	97,703	(39,902)
Latam Airlines Ecuador S.A.	108,086	104,534	3,552	99,538	87,437	12,101	40,303	(17,777)
Aerovías de Integración Regional, AIRES S.A.	76,770	73,446	3,324	77,471	68,433	9,038	66,159	(66,742)
TAM S.A. (*)	3,110,055	1,492,792	1,617,263	3,004,935	2,206,089	798,846	1,405,561	(805,638)

(*)	Corresponds to consolidated information of TAM S.A. and subsidiaries

(b)	Non-controlling interest

Equity			As of	As of	As of	As of
		Country	September 30,	December 31,	September 30,	December 31,
	Tax No.	of origin	2021	2020	2021	2020
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	(13,311)	(7,238)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	555	666
Inversora Cordillera S.A. and Subsidiaries	Foreign	Argentina	-	0.01630	-	(276)
Lan Argentina S.A.	Foreign	Argentina	-	0.00344	-	1
Americonsult de Guatemala S.A.	Foreign	Guatemala	0.87000	0.87000	1	1
Americonsult S.A. and Subsidiaries	Foreign	Mexico	0.20000	0.20000	(6)	(6)
Americonsult Costa Rica S.A.	Foreign	Costa Rica	0.20000	0.20000	2	2
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(1,484)	(522)
Aerolíneas Regionales de Integración Aires S.A.	Foreign	Colombia	0.79880	0.79880	(291)	(13)
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	662	713
Total					(13,872)	(6,672)

			For the 9 months period ended		For the 9 months period ended		For the 3 months period ended
Incomes		Country	At September 30,		At September 30,		At September 30,
	Tax No.	of origin	2021	2020	2021	2020	2021	2020
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited		Unaudited		Unaudited

Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.39000	(6,333)	(7,923)	(1,122)	(63)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(67)	(32)	8	(51)
Inversora Cordillera S.A. and Subsidiaries	Foreign	Argentina	-	0.01630	(20)	271	(7)	99
Lan Argentina S.A.	Foreign	Argentina	-	0.00344	(4)	51	-	19
Americonsult S.A. and Subsidiaries	Foreign	Mexico	0.20000	0.20000	-	2	-	-
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	10.00000	(962)	487	(1,113)	(700)
Aerolíneas Regionales de Integración Aires S.A.	Foreign	Colombia	0.79880	0.79880	(293)	(538)	(41)	(45)
Transportes Aereos del Mercosur S.A (*)	Foreign	Paraguay	5.02000	5.02000	(42)	(141)	(2)	(21)
Total					(7,721)	(7,823)	(2,277)	(762)

(*) See Note 1 letter (b)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	601,463	627,742	601,463	627,742
Loyalty program	195,485	204,615	195,485	204,615
Computer software	148,943	139,113	557,821	528,097
Developing software	73,856	68,521	74,675	69,379
Trademarks (1)	-	6,340	37,675	39,803
Other assets	228	228	1,315	1,315
Total	1,019,975	1,046,559	1,468,434	1,470,951

a)	Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software	Developing	Airport	and loyalty
	and others Net	software	slots (2)	program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2020	221,324	99,193	845,959	281,765	1,448,241
Additions	45	49,201	-	-	49,246
Withdrawals	(333)	(441)	(36,896)	-	(37,670)
Transfer software	92,589	(91,471)	-	-	1,118
Foreign exchange	(24,645)	(7,082)	(227,750)	(80,239)	(339,716)
Amortization (3)	(151,302)	-	-	(5,342)	(156,644)
Closing balance as of September 30, 2020 (Unaudited)	137,678	49,400	581,313	196,184	964,575

Opening balance as of October 1, 2020	137,678	49,400	581,313	196,184	964,575
Additions	-	27,130	-	-	27,130
Withdrawals	-	(13)	-	-	(13)
Transfer software	8,426	(8,419)	-	-	7
Foreign exchange	4,403	423	46,429	16,761	68,016
Amortization (3)	(11,166)	-	-	(1,990)	(13,156)
Closing balance as of December 31, 2020	139,341	68,521	627,742	210,955	1,046,559

Opening balance as of January 1, 2021	139,341	68,521	627,742	210,955	1,046,559
Additions	-	51,618	-	-	51,618
Withdrawals	(267)	(425)	-	-	(692)
Transfer software	45,576	(45,626)	-	(352)	(402)
Foreign exchange	(2,414)	(232)	(26,279)	(9,333)	(38,258)
Amortization	(33,065)	-	-	(5,785)	(38,850)
Closing balance as of September 30, 2021 (Unaudited)	149,171	73,856	601,463	195,485	1,019,975

(1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group’s brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

As of September 30, 2021, the TAM brand is fully amortized.

(2)	See Note 2.5

(3)	In 2020, a digital transformation was implemented (LATAM XP), as a result some projects became obsolete and were fully amortized.

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs, brands and other assets as of September 30, 2021, amounts to ThUS $ 448,459 (ThUS $ 424,392 as of December 31, 2020).

b)       Impairment Test Intangible Assets with an indefinite useful life

As of September 30, 2021, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of September 30, 2021, no impairment indicator have been identified for the Air Transport CGU, that they would have required a impairment test.

The Company reached this conclusion after reviewing the main indicators and antecedents observed as of September 2021.

This review considered the evaluation of internal indicator (operation, income, financial indicators, book value) and external indicator (macroeconomic variables, rates, competitive environment, market capitalization over book value).

Unlike the current situation in the first quarter as of March 31, 2021 LATAM Airlines Group S.A. maintained a suspension of a large part of the operation and as a result of the impacts mentioned in Note 2 associated with COVID 19, so impairment indicator were identified at that time that led the Company to carry out an impairment test.

Impairment indicator identified were: Increase in uncertainty about pandemic on the economic and health situation, the lengths of the crisis, the extent of the closure of operations, among others.

The recoverable amount of the CGU was determined based on calculations of the value in use.

These calculations use projections of 5 years cash flows after taxes from the financial budgets approved by the Administration. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used, for the CGU “Air transport”, are in determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

As of March 31, 2021 the recoverable values were determined using the following assumptions presented bellow:

CGU
Air transport
Annual growth rate (Terminal)%		1.1 - 2.0
Exchange rate (1)	R$/US$	5.4 - 5.7
Discount rate based on the weighted average
cost of capital (WACC)%		9.00 - 9.50
Fuel Price from futures prices curves
commodities markets	US$/barrel	71 - 73

(1)	In line with the expectations of the Central Bank of Brazil.

The result of the impairment test, which includes a sensitivity analysis of its principal assumptions, conclude that the calculated value in use exceed the book value of the cash-generating unit, and therefore no impairment was detected.

The CGU is sensitive to annual growth, discount and exchange rates. The analysis of sensitivity included the individual impact of variations in critical assumptions when determine the value in use, as follow:

	Increase	Decrease rate
	WACC	Terminal growth
	Maximum	Minimal
	%	%
Air Transportation CGU	9.5	1.1

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - GOODWILL

Movement of Goodwill, separated by CGU:

Air
	Transport	Total
	ThUS$	ThUS$
Opening balance as of January 1, 2020	2,209,576	2,209,576
Increase (decrease) due to exchange rate differences	(480,601)	(480,601)
Impairment loss	(1,728,975)	(1,728,975)
Closing balance as of September 30, 2020 (Unaudited)	-	-

Opening balance as of October 1, 2020	-	-
There are no movements during the period	-	-
Closing balance as of December 31, 2020	-	-

Opening balance as of January 1, 2021	-	-
There are no movements during the period	-	-
Closing balance as of September 30, 2021 (Unaudited)	-	-

During the year 2020, the Company fully impaired the goodwill.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	452,089	377,961	-	-	452,089	377,961
Land	42,159	42,979	-	-	42,159	42,979
Buildings	122,740	123,836	(61,305)	(58,629)	61,435	65,207
Plant and equipment	11,361,525	12,983,173	(4,459,779)	(5,292,429)	6,901,746	7,690,744
Own aircraft (3) (4)	10,721,883	12,375,500	(4,238,717)	(5,088,297)	6,483,166	7,287,203
Other (2)	639,642	607,673	(221,062)	(204,132)	418,580	403,541
Machinery	26,416	27,402	(23,808)	(23,986)	2,608	3,416
Information technology equipment	145,730	147,754	(131,289)	(132,923)	14,441	14,831
Fixed installations and accessories	150,963	154,414	(108,616)	(105,215)	42,347	49,199
Motor vehicles	49,292	49,345	(44,549)	(44,140)	4,743	5,205
Leasehold improvements	250,003	201,828	(113,624)	(127,420)	136,379	74,408
Subtotal Properties, plant and equipment	12,600,917	14,108,692	(4,942,970)	(5,784,742)	7,657,947	8,323,950

b) Right of use
Aircraft (3)	4,933,356	5,369,519	(3,035,276)	(3,031,477)	1,898,080	2,338,042
Other assets	257,661	244,847	(194,774)	(176,570)	62,887	68,277
Subtotal Right of use	5,191,017	5,614,366	(3,230,050)	(3,208,047)	1,960,967	2,406,319
Total	17,791,934	19,723,058	(8,173,020)	(8,992,789)	9,618,914	10,730,269

(1)	As of September 30, 2021, includes advances paid to aircraft manufacturers for ThUS$ 361,161 (ThUS$ 360,387 as of December 31, 2020)
(2)	Consider mainly rotables and tools.
(3)	As of September 30, 2021, due to the process of Chapter 11, 13 aircraft were rejected, of which 4 were classified as property, plant and equipment, (4 A350) and 9 belong to Assets by right of use, (2 A320, 7 A350). In 2020, 29 aircraft were rejected, of which 19 belong to Property, plant and equipment, (2 A350, 11 A321, 1 A320, 1 A320N and 4 B787) and 10 belong to Active by right of use, (1 A319, 7 A320 and 2 B767).
(4)	As of December 31, 2020, eleven B767 aircraft were classified as non-current assets or groups of assets for disposal as held for sale.

(a) Movement in the different categories of Property, plant and equipment:

						Fixed			Property,
				Plant	Information	installations			Plant
	Construction		Buildings	and equipment	technology equipment	& accessories	Motor vehicles	Lease hold improvements	and equipment
	in progress	Land	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2020	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	10,049,920
Additions	5,646	-	-	414,076	1,346	9	-	-	421,077
Disposals	-	-	-	(1,424)	(62)	(1)	(4)	-	(1,491)
Rejection fleet (*)	-	-	-	(1,041,496)	-	-	-	(82)	(1,041,578)
Retirements	(25)	-	-	(68,562)	(13)	(680)	-	-	(69,280)
Depreciation expenses	-	-	(3,626)	(512,797)	(4,835)	(6,747)	(62)	(12,602)	(540,669)
Foreign exchange	(3,800)	(6,894)	(6,082)	(188,130)	(1,813)	(9,877)	3	(2,635)	(219,228)
Other increases (decreases) (**)	1,584	-	-	455,824	562	6,235	-	(4,841)	459,364
Changes, total	3,405	(6,894)	(9,708)	(942,509)	(4,815)	(11,061)	(63)	(20,160)	(991,805)
Closing balance as of September 30, 2020 (Unaudited)	375,994	41,512	65,154	8,432,007	15,961	48,773	414	78,300	9,058,115
Opening balance as of October 1, 2020	375,994	41,512	65,154	8,432,007	15,961	48,773	414	78,300	9,058,115
Additions	889	-	-	71,724	(51)	-	-	-	72,562
Disposals	-	-	-	(15)	(50)	(30)	-	-	(95)
Rejection fleet (*)	-	-	-	(40,000)	-	-	-	-	(40,000)
Retirements	(14)	-	-	(39,350)	(42)	(2,570)	-	-	(41,976)
Depreciation expenses	-	-	(1,193)	(169,305)	(1,351)	(2,290)	(19)	(3,940)	(178,098)
Foreign exchange	1,199	1,466	1,246	41,911	270	2,682	1	48	48,823
Other increases (decreases) (**)	(107)	1	-	(598,003)	94	2,634	-	-	(595,381)
Changes, total (Unaudited)	1,967	1,467	53	(733,038)	(1,130)	426	(18)	(3,892)	(734,165)
Closing balance as of December 31, 2020	377,961	42,979	65,207	7,698,969	14,831	49,199	396	74,408	8,323,950
Opening balance as of January 1, 2021	377,961	42,979	65,207	7,698,969	14,831	49,199	396	74,408	8,323,950
Additions	75,772	-	92	362,130	2,392	5	17	4,822	445,230
Disposals	-	-	-	(6)	-	(66)	(4)	-	(76)
Rejection fleet (*)	-	-	-	(469,878)	-	-	-	(46,816)	(516,694)
Retirements	(266)	-	-	(35,369)	(8)	(77)	-	-	(35,720)
Depreciation expenses	-	-	(3,387)	(469,735)	(3,421)	(6,302)	(47)	(9,446)	(492,338)
Foreign exchange	(1,226)	(820)	(477)	(13,579)	(344)	(1,948)	(19)	(10,128)	(28,541)
Other increases (decreases)	(152)	-	-	(163,778)	991	1,536	-	123,539	(37,864)
Changes, total	74,128	(820)	(3,772)	(790,215)	(390)	(6,852)	(53)	61,971	(666,003)
Closing balance as of September 30, 2021 (Unaudited)	452,089	42,159	61,435	6,908,754	14,441	42,347	343	136,379	7,657,947

(*)	Include aircraft lease rejection due to Chapter 11 process.
(**)	Include the reclassification of 4 A350 aircraft that were incorporated on property plant and equipment from available for sale for ThUS$ 464.812 and the reclassification of 11 B767 aircraft that were moved to available for sales for ThUS$(606,522) (see note 13).

(b) Right of use assets:

			Net right
			of use
	Aircraft	Others	assets
	ThUS$	ThUS$	ThUS$

Opening balances as of January 1, 2020	2,768,540	101,158	2,869,698

Additions	-	51	51
Fleet rejection (*)	(987)	-	(987)
Depreciation expense	(296,775)	(17,336)	(314,111)
Cummulative translate adjustment	(7,702)	(13,771)	(21,473)
Other increases (decreases)	1,630	1,802	3,432
Total changes	(303,834)	(29,254)	(333,088)
Final balances as of September 30, 2020 (Unaudited)	2,464,706	71,904	2,536,610

Opening balances as of October 1, 2020	2,464,706	71,904	2,536,610

Additions	-	348	348
Fleet rejection (*)	(8,103)	-	(8,103)
Depreciation expense	(99,161)	(5,156)	(104,317)
Cummulative translate adjustment	1,124	2,598	3,722
Other increases (decreases)	(20,524)	(1,417)	(21,941)
Total changes (Unaudited)	(126,664)	(3,627)	(130,291)
Final balances as of December 31, 2020	2,338,042	68,277	2,406,319

Opening balances as of January 1, 2021	2,338,042	68,277	2,406,319

Additions	456,747	762	457,509
Fleet rejection (*)	(573,047)	(4,577)	(577,624)
Depreciation expense	(244,583)	(15,974)	(260,557)
Cummulative translate adjustment	(370)	(1,279)	(1,649)
Other increases (decreases) (**)	(78,709)	15,678	(63,031)
Total changes	(439,962)	(5,390)	(445,352)
Final balances as of September 30, 2021 (Unaudited)	1,898,080	62,887	1,960,967

(*)	Include aircraft lease rejection due to Chapter 11 process.
(**)	Include the lease amendment of 74 aircraft (1 A319, 31 A320, 5 A320N, 18 A321, 1 B767, 6 B777 and 12 B787).

(c) Composition of the fleet

		Aircraft included				Aircraft included
		in Property,				as Rights		Total
		plant and equipment				of use assets		fleet
		As of		As of		As of	As of	As of	As of
		September 30,		December 31,		September 30,	December 31,	September 30,	December 31,
Aircraft	Model	2021		2020		2021	2020	2021	2020
		Unaudited				Unaudited		Unaudited
Boeing 767	300ER	17		17		-	-	17	17
Boeing 767	300F	11	(1)	11	(1)	1	1	12	12	(1)
Boeing 777	300ER	4		4		6	6	10	10
Boeing 787	800	6		6		4	4	10	10
Boeing 787	900	2		2		14	10	16	12
Airbus A319	100	37		37		7	7	44	44
Airbus A320	200	94		96	(2)	38	38	132	134	(2)
Airbus A320	NEO	6		6		6	6	12	12
Airbus A321	200	18		19		31	19	49	38
Airbus A350	900	-		4		-	7	-	11
Total		195		202		107	98	302	300

(1)	One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.
(2)	Two aircraft leased to Sundair.

(d) Method used for the depreciation of Property, plant and equipment:

	Method	Useful life (years)
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value, due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e) Additional information regarding Property, plant and equipment:

(i) Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of		As of
				September 30,		December 31,
				2021		2020
	Creditor	Committed		Existing	Book	Existing	Book
Guarantee agent (1)	company	Assets	Fleet	Debt	Value	Debt	Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited

Wilmington Trust Company	MUFG	Aircraft and engines	Airbus A319	59,342	268,504	69,375	268,746
			Airbus A320	54,295	241,048	63,581	257,613
			Boeing 767	48,507	172,609	43,628	180,591
			Boeing 787	112,430	113,903	114,936	119,229
Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	1,073	6,735	1,073	6,936
			Airbus A320	139,192	120,210	139,192	122,251
			Airbus A321/ A350	30,733	27,516	30,733	28,127
			Boeing 767	10,404	30,661	10,404	32,802
			Boeing 787	91,797	39,922	91,797	43,020
Bank Of Utah	BNP Paribas	Aircraft and engines	Airbus A320 / A350	-	-	262,420	289,946
			Boeing 787	-	-	211,849	246,349
	Investec	Aircraft and engines	Airbus A320 / A350	-	-	37,870	-
	SMBC	Aircraft and engines	Airbus A350	-	-	130,000	134,780
Natixis	Natixis	Aircraft and engines	Airbus A321	-	-	271,129	375,645
Citibank N.A.	Citibank N.A.	Aircraft and engines	Airbus A319	27,936	45,787	27,936	38,836
			Airbus A320	128,030	199,300	128,030	214,597
			Airbus A321	41,599	77,156	41,599	81,706
			Airbus A350	15,960	26,462	15,960	26,823
			Airbus B767	90,846	187,166	90,846	197,797
			Airbus B787	23,156	17,406	23,156	19,047
			Rotables	162,477	145,585	162,477	145,708
UMB Bank	MUFG	Aircraft and engines	Airbus A320	-	-	167,371	246,293
MUFG Bank	MUFG Bank	Aircraft and engines	Airbus A320	-	-	215,043	295,036
Total direct guarantee				1,037,777	1,719,970	2,350,405	3,371,878

(1)	For syndicated loans, given its own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debt are presented at their nominal value. The net book value corresponds to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of September 30, 2021, amounts to ThUS$ 2,116,989 (ThUS$ 1,642,779 as of December 31, 2020). The book value of the assets with indirect guarantees as of September 30, 2021, amounts to ThUS$ 3,907,375 (ThUS$ 3,496,397 as of December 31, 2020).

As of September 30, 2021, given the Chapter 11 process, four aircraft corresponding to Property, plant and equipment were rejected, of which four had direct guarantees.

As of December 31, 2020, given the Chapter 11 process, nineteen aircraft corresponding to Property, plant and equipment were rejected, of which eighteen had direct guarantees and one indirect guarantee.

As of September 30, 2021, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

			Value
			ThUS$	Release
Creditor Guarantee	Debtor	Type	Unaudited	date

Avolon Aerospace AOE 62 Limited	Latam Airlines Group S.A.	Three letters of credit	12,198	Dec 06, 2021
GE Capital Aviation Services Ltd.	Latam Airlines Group S.A.	Onee letters of credit	7,053	Dec 11, 2021
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 15, 2022
RB Comercial Properties 49 Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	25,536	Apr 29, 2022
			48,639

(ii) Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	223,987	206,497
Commitments for the acquisition of aircraft (*)	6,200,000	7,500,000

(*)	According to the manufacturer’s price list.

Purchase commitment of aircraft (unaudited)

	Year of delivery
Manufacturer	2021-2028	Total

Airbus S.A.S.	43	43
A320-NEO Family	43	43
The Boeing Company	2	2
Boeing 787-9	2	2
Total	45	45

As of September 30, 2021, as a result of the different aircraft purchase contracts signed with Airbus SAS, 43 Airbus aircraft of the A320 family remain to be received with deliveries between 2022 and 2028. The approximate amount, according to the manufacturer’s list prices, is US $ 5,600,000.

As of September 30, 2021, as a result of the different aircraft purchase contracts signed with The Boeing Company, 2 Boeing 787 Dreamliner aircraft remain to be received with delivery dates 2021. The approximate amount, according to list prices from the manufacturer, is ThUS $ 600,000.

The delivery dates of some aircraft could be modified as a result of the continuous discussions held with aircraft manufacturer in the context of the current situation of the company.

(iii) Capitalized interest costs with respect to Property, plant and equipment.

		For the Period ended
		September 30,
		2021	2020

Average rate of capitalization of capitalized interest costs	%	4.49	3.57
Costs of capitalized interest	ThUS$	6,436	8,927

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended September 30, 2021, the income tax provision was calculated for such period, applying the partially semi-integrated taxation system and a rate of 27%, in accordance with the Law No. 21,210, which modernizes the Tax Legislation, published in the Journal of the Republic of Chile, dated February 24, 2020.

The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on spending tax for income tax.

(a) Current taxes

(a.1) The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	33,666	36,788	-	-	33,666	36,788
Other recoverable credits	6,935	5,532	-	-	6,935	5,532
Total assets by current tax	40,601	42,320	-	-	40,601	42,320

(a.2) The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	5,924	656	-	-	5,924	656
Total liabilities by current tax	5,924	656	-	-	5,924	656

(b) Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	September 30,	December 31,	September 30,	December 31,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Properties, Plants and equipment	(1,164,273)	(1,314,456)	81,859	81,881
Assets by right of use	265,252	229,119	(243)	(136)
Amortization	(44,461)	(65,139)	9	9
Provisions	132,274	212,492	70,615	68,462
Revaluation of financial instruments	(16,189)	(18,133)	-	-
Tax losses	2,069,806	1,496,952	(77,790)	(60,785)
Intangibles	-	-	262,477	270,681
Other	19,835	23,981	20,055	24,168
Total	1,262,244	564,816	356,982	384,280

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities:

(b.1) From January 1 to September 30, 2020 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,513,904)	74,341	-	5,486	(1,434,077)
Assets for right of use	133,481	52,979	-	-	186,460
Amortization	(53,136)	6,392	-	1,546	(45,198)
Provisions	43,567	89,373	(2,688)	(42,571)	87,681
Revaluation of financial instruments	10,279	(28,602)	1,244	(1,067)	(18,146)
Tax losses	1,356,268	69,861	-	(11,200)	1,414,929
Intangibles	(349,082)	43,523	-	56,170	(249,389)
Others	(8,693)	(17,579)	-	26,395	123
Total	(381,220)	290,288	(1,444)	34,759	(57,617)

(b.2) From October 1 to December 31, 2020 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,434,077)	35,669	-	2,071	(1,396,337)
Assets for right of use	186,460	42,795	-	-	229,255
Amortization	(45,198)	(20,534)	-	584	(65,148)
Provisions	87,681	68,805	3,612	(16,068)	144,030
Revaluation of financial instruments	(18,146)	701	(285)	(403)	(18,133)
Tax losses	1,414,929	147,036	-	(4,228)	1,557,737
Intangibles	(249,389)	(42,493)	-	21,201	(270,681)
Others	123	24,120	-	(24,430)	(187)
Total	(57,617)	256,099	3,327	(21,273)	180,536

(b.3) From January 1 to September 30, 2021 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,396,337)	150,205	-	-	(1,246,132)
Assets for right of use	229,255	36,240	-	-	265,495
Amortization	(65,148)	20,678	-	-	(44,470)
Provisions	144,030	(79,604)	(2,767)	-	61,659
Revaluation of financial instruments	(18,133)	1,783	161	-	(16,189)
Tax losses	1,557,737	589,859	-	-	2,147,596
Intangibles	(270,681)	(3,706)	-	11,910	(262,477)
Others	(187)	(33)	-	-	(220)
Total	180,536	715,422	(2,606)	11,910	905,262

Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that the corresponding tax benefit will be realized in the future. In total the company has not recognized deferred tax assets for ThUS$ 969,458 (ThUS$ 749,100 as of December 31, 2020) which include deferred tax assets related to negative tax results of ThUS$ 1,887,578 (ThUS$ 1,433,474 at December 31, 2020).

Deferred tax expense and current income taxes:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	(52,110)	5,164	(43,008)	(360)
Adjustment to previous period’s current tax	-	332	-	-
Total current tax expense, net	(52,110)	5,496	(43,008)	(360)

Deferred tax expense
Deferred expense for taxes related to the
creation and reversal of temporary differences	715,422	290,288	134,002	141,377
Total deferred tax expense, net	715,422	290,288	134,002	141,377

Income/(loss) tax expense	663,312	295,784	90,994	141,017

Composition of income/(loss) tax expense:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	(15,043)	(1,840)	(6,157)	(1,864)
Current tax expense, net, Chile	(37,067)	7,336	(36,851)	1,504
Total current tax expense, net	(52,110)	5,496	(43,008)	(360)
Deferred tax expense, net, foreign	(1,246)	(232,528)	(1,604)	(2,494)
Deferred tax expense, net, Chile	716,668	522,816	135,606	143,871
Deferred tax expense, net, total	715,422	290,288	134,002	141,377
Income/(loss) tax expense	663,312	295,784	90,994	141,017

Income before tax from the Chilean legal tax rate (27% as of September 30, 2021 and 2020)

	For the period ended		For the period ended
	September 30,		September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	%	%
	Unaudited
Tax (expense) Income using the legal tax rate	692,122	1,049,496	(27.00)	(27.00)
Tax effect of rates in other jurisdictions	42,596	38,227	(1.66)	(0.98)
Tax effect of non-taxable operating revenues	1,864	13,422	(0.07)	(0.35)
Tax effect of disallowable expenses	(27,688)	(35,427)	1.08	0.91
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	173,143	264,557	(6.75)	(6.81)
Tax effect for goodwill impairment losses	-	(453,681)	-	11.67
Derecognition of deferred tax assets not recoverable	-	(239,252)	-	6.16
Deferred tax asset not recognized	(232,797)	(277,100)	9.08	7.13
Other increases (decreases)	14,072	(64,458)	(0.56)	1.66
Total adjustments to tax expense using the legal rate	(28,810)	(753,712)	1.12	19.39
Income tax benefit/(expense) using the effective rate	663,312	295,784	(25.88)	(7.61)

Deferred taxes related to items charged to equity:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	(2,606)	(1,444)	(114)	(4,791)

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	3,693,414	2,243,776
(b) Lease Liability	715,353	806,283
(c) Hedge derivatives	2,734	2,734
(d) Derivative non classified as hedge accounting	2,937	2,937
Total current	4,414,438	3,055,730
Non-current
(a) Interest bearing loans	3,830,127	5,489,078
(b) Lease Liability	2,005,264	2,314,723
Total non-current	5,835,391	7,803,801

(a) Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	156,779	151,701
Bank loans	415,040	385,490
Guaranteed obligations (3)(4)(7)(8)(9)	115,501	388,492
Other guaranteed obligations (1)(5)	2,374,284	435,413
Subtotal bank loans	3,061,604	1,361,096

Obligation with the public	365,575	108,301
Financial leases (3)(4)(6)(7)(8)	212,320	774,379
Other loans	53,915	-
Total current	3,693,414	2,243,776
Non-current
Bank loans	139,783	139,783
Guaranteed obligations (3)(4)(7)(8)(9)	616,242	930,364
Other guaranteed obligations (1)(5)	68,088	1,503,703
Subtotal bank loans	824,113	2,573,850
Obligation with the public	1,860,301	2,075,106
Financial leases (3)(4)(6)(7)(8)	1,145,713	840,122
Total non-current	3,830,127	5,489,078
Total obligations with financial institutions	7,523,541	7,732,854

(1) During March and April 2020, LATAM Airlines Group S.A. it drew down the entire (US$ 600 million) of the committed credit line “Revolving Credit Facility (RCF)”. The financing expires on March 29, 2022. The line is guaranteed with collateral consisting of airplanes, engines and spare parts.

(2) On May 26, 2020, LATAM Airlines Group S.A. and its subsidiaries in Chile, Peru, Colombia and Ecuador availed themselves, in court for the southern district of New York, to the protection of Chapter 11 of the bankruptcy law of the United States. Under Section 362 of the Bankruptcy Code. The same happened for TAM LINHAS AÉREAS S.A and certain subsidiaries (all LATAM subsidiary in Brazil), on July 9, 2020. Having filed for Chapter 11 automatically suspends most actions against LATAM and its subsidiaries, including most actions to collect financial obligations incurred before the date of receipt of Chapter 11 or to exercise control over the property of LATAM and its subsidiaries. Consequently, although the bankruptcy filing may have led to breaches of some of the obligations of LATAM and its subsidiaries, the counterparties cannot take any action as a result of said breaches.

At the end of the period, Chapter 11 retains most of the actions on the debtors so the repayment of the debt is not accelerated. The Group continues to present its financial information as of September 30, 2021, including its interest bearing loan and leases, in accordance with the originally agreed conditions, pending future agreements that it may reach with its creditors under Chapter 11. For those agreements that have already been modified or extinguished, the financial information has been properly presented according to the new contracts’ terms and conditions.

(3) On June 24, 2020, the United States Court for the Southern District of New York approved the motion filed by the Company to reject certain aircraft lease contracts. Rejected contracts include, 17 aircraft financed under the EETC structure with an amount of MUS$ 844.1 and an aircraft financed with a financial lease with an amount of MUS$ 4.5.

(4) On October 20, 2020, the United States Court for the Southern District of New York approved the motion presented by the Company to reject an aircraft lease contract financed as financial lease in the amount of MUS$ 34.3.

(5) On September 29, 2020, LATAM Airlines Group S.A. entered into a MUS$ 2,450 Debtor-in-Possession financing (the “DIP Financing”), consisting of a MUS$ 1,300 Tranche A Facility and a MUS$1,150 Tranche C Facility, of which MUS$ 750 are committed by related parties. The obligations under the DIP Financing are secured by collateral consisting of certain assets of LATAM and certain of its subsidiaries, including, but not limited to, equity, certain engines and spare parts.

On October 8, 2020, LATAM drew down MUS$ 1,150 from the Tranche A Facility and the Tranche C Facility, and on or about June 22, 2021, LATAM drew a further MUS$ 500 from these facilities. After these borrowings, LATAM still has MUS$ 800 in aggregate available under these facilities.

The DIP Financing is scheduled to mature on April 8, 2022 (the “Initial Scheduled Maturity Date”), subject to a potential extension at LATAM’s election for an additional 60 days in the event that LATAM’s reorganization plan has been confirmed by an order from the Bankruptcy Court but the plan is not yet effective. On October 18, 2021, the Bankruptcy Court entered an order approving a Third Amendment to the DIP Financing, which provides for an additional MUS$ 750 in a Tranche B Facility. Once the Third Amendment is executed and effective, it will also provide that, at LATAM’s request, the lenders of the Tranche A Facility and the Tranche B Facility consent to the extension of the Initial Scheduled Maturity Date until June 30, 2022.

(6) On March 31, 2021, the United States Court for the Southern District of New York approved and, subsequently, on April 13, 2021, issued an order approving the motion presented by the Company to extend certain leases of 3 aircraft.

(7) On June 17, 2021, the United States Court for the Southern District of New York approved the motion presented by the Company to reject the lease of an aircraft financed under a financial lease in the amount of MUS$ 130.7.

(8) In the nine month period ended September 30, 2021, the Company sold its stake in 2 special purpuse entities. As a result of the above, the debts related to those 10 aircraft where move from guaranteed obligations to financial leases.

(9) On September 30, 2021, the United States Court for the Southern District of New York approved the motion presented by the Company to reject 3 aircraft lease contract recognized as financial lease in the amount of MUS$ 307.4.

Balances by currency of interest bearing loans are as follows:

	As of	As of
	September 30,	December 31,
Currency	2021	2020
	ThUS$	ThUS$
	Unaudited

Brazilian real	332,742	300,659
Chilean peso (U.F.)	638,512	679,983
US Dollar	6,552,287	6,752,212
Total	7,523,541	7,732,854

Interest-bearing loans due in installments to September 30, 2021 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries,  Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.018.000-1	SCOTIABANK	Chile	US$	74,000	-	-	-	-	74,000	79,158	-	-	-	-	79,158	At Expiration	3.05	3.05
0-E	CITIBANK	U.S.A.	US$	40,000	-	-	-	-	40,000	42,323	-	-	-	-	42,323	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	22,446	-	-	-	-	22,446	At Expiration	4.20	4.20
97.951.000-4	HSBC	England	US$	12,000	-	-	-	-	12,000	12,852	-	-	-	-	12,852	At Expiration	4.15	4.15

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	10,204	-	-	-	-	10,204	10,948	-	-	-	-	10,948	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	139,459	-	-	139,459	6,264	-	139,459	-	-	145,723	Quarterly	2.80	2.80
76.362.099-9	BTG	Chile	UF	61,526	-	-	-	-	61,526	64,421	-	-	-	-	64,421	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7	BANCOESTADO	Chile	UF	-	161,229	-	-	346,550	507,779	43,352	161,229	-	-	358,562	563,143	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	700,000	800,000	-	1,500,000	160,994	-	698,450	803,289	-	1,662,733	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	13,390	12,310	34,666	37,496	102,007	199,869	14,451	12,310	33,777	37,068	101,200	198,806	Quarterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	54,512	24,815	69,606	74,958	158,318	382,209	62,766	24,815	68,803	74,571	157,614	388,569	Quarterly	1.58	1.58
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	1,149	21,846	32,115	89,248	144,358	-	1,149	21,846	32,115	89,248	144,358	Quarterly	3.31	3.31
-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quarterly	-	-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	274,412	-	-	-	-	274,412	At Expiration	1.84	1.84
0-E	MUFG	U.S.A.	US$	134,178	89,160	46,220	5,016	-	274,574	136,191	89,160	45,033	4,958	-	275,342	Quarterly	1.63	1.63
0-E	CITIBANK	U.S.A.	US$	-	600,000	-	-	-	600,000	89	600,000	-	-	-	600,089	At Expiration	2.00	2.00
0-E	BANK OF UTAH	U.S.A.	US$	-	1,292,319	-	-	-	1,292,319	-	1,274,403	-	-	-	1,274,403	At Expiration	19.90	12.62
0-E	EXIM BANK	U.S.A.	US$	-	-	-	7,276	10,821	18,097	29	-	-	7,276	10,821	18,126	Quarterly	1.90	1.90

Financial leases

0-E	CREDIT AGRICOLE	France	US$	680	2,052	-	-	-	2,732	696	2,052	-	-	-	2,748	Quarterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	14,757	44,856	26,825	-	-	86,438	14,846	44,856	26,627	-	-	86,329	Quarterly	1.40	0.81
0-E	BNP PARIBAS	U.S.A.	US$	5,486	15,085	25,972	-	-	46,543	5,575	15,085	25,715	-	-	46,375	Quarterly	1.78	1.18
97.036.000-K	SANTANDER	Chile	US$	5,906	17,911	8,254	-	-	32,071	5,955	17,911	8,113	-	-	31,979	Quarterly	1.21	0.66
0-E	RRPF ENGINE LEASING	England	US$	5,593	2,833	7,993	1,961	-	18,380	6,692	2,833	7,993	1,961	-	19,479	Monthly	4.01	4.01
0-E	NATIXIS	France	US$	1,391	13,564	52,475	54,133	145,354	266,917	3,811	13,564	52,047	53,692	144,167	267,281	Quarterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	16,507	50,087	137,871	31,708	-	236,173	17,730	50,087	129,718	31,102	-	228,637	Quarterly	4.03	2.83
0-E	PK AIRFINANCE	U.S.A.	US$	738	3,154	12,322	1,417	-	17,631	820	3,154	12,322	1,417	-	17,713	Monthly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	-	-	-	257,074	380,067	637,141	2,271	-	-	252,249	372,935	627,455	Quarterly	2.76	2.00

Others loans

0-E	Various (*)	Various	US$	45,319	-	-	-	-	45,319	45,319	-	-	-	-	45,319	At Expiration	-	-
	Total			789,396	2,330,524	1,283,509	1,303,154	1,232,365	6,938,948	1,034,421	2,312,608	1,269,903	1,299,698	1,234,547	7,151,177

(*)	Obligation to creditors for executed letters of creditresolution.

Interest-bearing loans due in installments to September 30, 2021 (Unaudited)

Debtor: TAM S.A. and Subsidiaries,  Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.		Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	254	365	324	-	-	943	277	388	324	-	-	989	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	76,598	-	-	-	-	76,598	97,245	-	-	-	-	97,245	Monthly	4.33	4.33
0-E	Merril Lynch Credit
	Products LLC	U.S.A.	BRL	190,653	-	-	-	-	190,653	235,497	-	-	-	-	235,497	Monthly	3.95	3.95

Financial lease

0-E	NATIXIS	France	US$	369	1,528	3,769	12,028	-	17,694	1,112	1,528	3,769	12,028	-	18,437	Quarterly	4.35	4.35
0-E	GA Telessis LLC	U.S.A.	US$	318	1,141	2,676	2,836	4,346	11,317	601	1,141	2,676	2,836	4,346	11,600	Monthly	14.72	14.72

Others loans

0-E	DEUTCHEBANK (*)	Brazil	US$	7,500	-	-	-	-	7,500	8,596	-	-	-	-	8,596	At Expiration	-	-

	Total			275,692	3,034	6,769	14,864	4,346	304,705	343,328	3,057	6,769	14,864	4,346	372,364
	Total consolidated			1,065,088	2,333,558	1,290,278	1,318,018	1,236,711	7,243,653	1,377,749	2,315,665	1,276,672	1,314,562	1,238,893	7,523,541

(*) Obligation to creditors for executed letters of credit

Interest-bearing loans due in installments to December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	74,000	-	-	-	-	74,000	76,929	-	-	-	-	76,929	At Expiration	3.08	3.08
97.030.000-7	BANCO ESTADO	Chile	US$	40,000	-	-	-	-	40,000	41,542	-	-	-	-	41,542	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	20,685	-	-	-	-	20,685	At Expiration	4.20	4.20
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,545	-	-	-	-	12,545	At Expiration	4.15	4.15

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	11,255	-	-	-	-	11,255	11,665	-	-	-	-	11,665	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	139,459	-	-	139,459	3,300	-	139,459	-	-	142,759	Quarterly	2.80	2.80
76.362.099-9	BTG	Chile	UF	-	67,868	-	-	-	67,868	1,985	67,237	-	-	-	69,222	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7	BANCO ESTADO	Chile	UF	-	-	177,846	-	382,267	560,113	25,729	-	177,715	-	395,652	599,096	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	-	700,000	800,000	1,500,000	82,572	-	-	698,450	803,289	1,584,311	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	31,039	43,655	91,002	97,621	210,956	474,273	40,931	47,668	87,767	96,513	209,612	482,491	Quarterly / Semiannual	2.95	2.95
0-E	NATIXIS	France	US$	42,740	34,150	77,693	81,244	35,302	271,129	50,001	34,150	75,808	80,316	34,969	275,244	Quarterly	3.11	3.11
0-E	INVESTEC	England	US$	6,329	11,606	19,935	-	-	37,870	7,952	12,522	19,588	-	-	40,062	Semiannual	6.21	6.21
0-E	MUFG	U.S.A.	US$	30,590	24,080	67,730	72,881	187,132	382,413	39,516	24,080	67,014	72,494	186,283	389,387	Quarterly	2.88	2.88
0-E	SMBC	U.S.A.	US$	130,000	-	-	-	-	130,000	131,662	-	-	-	-	131,662	At Expiration	1.73	1.73
-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quarterly	-	-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	-	273,199	-	-	-	273,199	1,395	272,794	-	-	-	274,189	At Expiration	1.92	1.92
0-E	MUFG	U.S.A.	US$	82,498	72,206	117,084	19,731	-	291,519	88,880	72,206	114,589	19,499	-	295,174	Quarterly	2.67	2.67
0-E	CITIBANK	U.S.A.	US$	-	-	600,000	-	-	600,000	138	-	600,000	-	-	600,138	At Expiration	2.27	2.27
0-E	BANK OF UTAH	U.S.A.	US$	-	-	793,003	-	-	793,003	-	-	769,615	-	-	769,615	At Expiration	18.95	12.26
Financial leases

0-E	ING	U.S.A.	US$	5,965	-	-	-	-	5,965	6,017	-	-	-	-	6,017	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	13,875	2,034	2,052	-	-	17,961	13,922	2,034	2,052	-	-	18,008	Quarterly	1.99	1.54
0-E	CITIBANK	U.S.A.	US$	77,994	58,993	113,186	43,778	18,841	312,792	78,860	58,993	109,086	42,558	18,619	308,116	Quarterly	2.58	1.77
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,938	-	-	-	-	1,938	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	14,934	2,326	791	-	-	17,951	14,909	2,326	788	-	-	18,023	Quarterly	1.81	1.41
0-E	WELLS FARGO	U.S.A.	US$	112,987	99,975	230,416	98,028	-	541,406	114,994	99,975	219,624	96,556	-	531,149	Quarterly	2.43	1.74
97.036.000-K	SANTANDER	Chile	US$	21,456	17,626	26,165	-	-	65,247	21,550	17,626	25,840	-	-	65,016	Quarterly	1.30	0.76
0-E	RRPF ENGINE	England	US$	2,058	3,644	7,752	5,035	-	18,489	2,602	3,644	7,752	5,035	-	19,033	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	4,538	4,631	12,808	753	-	22,730	4,599	4,632	12,608	752	-	22,591	Quarterly	1.61	1.01
0-E	BTMU	U.S.A.	US$	11,519	9,385	25,937	768	-	47,609	11,595	9,386	25,563	767	-	47,311	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	58,512	49,240	135,489	84,178	-	327,419	60,094	49,240	125,274	82,149	-	316,757	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	8,996	9,062	1,464	-	-	19,522	9,319	9,009	1,435	-	-	19,763	Monthly	1.98	1.98
	Total			815,221	783,680	2,639,812	1,204,017	1,634,498	7,077,128	977,836	787,522	2,581,577	1,195,089	1,648,424	7,190,448

Interest-bearing loans due in installments to December 31, 2020

Debtor: TAM S.A. and Subsidiaries,  Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.		Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	409	318	216	-	-	943	333	311	324	-	-	968	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	80,175	-	-	-	-	80,175	91,672	-	-	-	-	91,672	Monthly	4.34	4.34
0-E	BANCO DO BRASIL	Brazil	BRL	199,557	-	-	-	-	199,557	208,987	-	-	-	-	208,987	Monthly	3.95	3.95

Financial lease

0-E	NATIXIS	France	US$	30,253	-	51,007	-	-	81,260	31,308	-	51,007	-	-	82,315	Quarterly / Semiannual	4.09	4.09
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	2,342	797	1,620	-	-	4,759	2,439	797	1,620	-	-	4,856	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE
	MILAN BRANCH	Italy	US$	144,120	-	-	-	-	144,120	141,094	-	-	-	-	141,094	Quarterly	3.07	3.01
0-E	GA Telessis LLC	U.S.A.	US$	486	950	2,623	2,772	5,430	12,261	486	991	2,623	2,772	5,642	12,514	Monthly	14.72	14.72

	Total			457,342	2,065	55,466	2,772	5,430	523,075	476,319	2,099	55,574	2,772	5,642	542,406

	Total consolidated			1,272,563	785,745	2,695,278	1,206,789	1,639,928	7,600,203	1,454,155	789,621	2,637,151	1,197,861	1,654,066	7,732,854

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2020	3,042,231	129,926	3,172,157

New contracts	-	50	50
Write off (*)	(7,435)	(285)	(7,720)
Renegotiations	-	4,578	4,578
Payments	(126,582)	(29,419)	(156,001)
Accrued interest	121,553	7,353	128,906
Exchange differences	-	(12,372)	(12,372)
Cumulative translation adjustment	-	(36)	(36)
Other increases (decreases)	(696)	(2,248)	(2,944)

Changes	(13,160)	(32,379)	(45,539)

Closing balance as of September 30, 2020 (Unaudited)	3,029,071	97,547	3,126,618

Opening balance as October 1, 2020	3,029,071	97,547	3,126,618

New contracts	-	493	493
Renegotiations	(35,049)	341	(34,708)
Payments	(4,845)	(7,270)	(12,115)
Accrued interest	36,700	1,995	38,695
Exchange differences	-	4,405	4,405
Cumulative translation adjustment	-	(2)	(2)
Other increases (decreases)	696	(3,076)	(2,380)

Changes	(2,498)	(3,114)	(5,612)

Closing balance as of December 31, 2020	3,026,573	94,433	3,121,006

Opening balance as January 1, 2021	3,026,573	94,433	3,121,006

New contracts	439,914	762	440,676
Write off (*)	(724,193)	(7,328)	(731,521)
Renegotiations	(66,728)	17,542	(49,186)
Payments	(97,438)	(17,019)	(114,457)
Accrued interest	77,177	6,672	83,849
Exchange differences	-	3,390	3,390
Cumulative translation adjustment	-	(1,520)	(1,520)
Other increases (decreases)	(27,538)	(4,082)	(31,620)

Changes	(398,806)	(1,583)	(400,389)

Closing balance as of September 30, 2021 (Unaudited)	2,627,767	92,850	2,720,617

(*)	Fleet rejections for the period

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 27 (d)).

(c)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Fair value of interest rate derivatives	2,734	2,734	-	-	2,734	2,734
Total hedge derivatives	2,734	2,734	-	-	2,734	2,734

(d)	Derivatives that do not qualify for hedge accounting

					Total derivatives of
	Current liabilities		Non-current liabilities		no coverage
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Derivative of foreign currency not registered as hedge	2,937	2,937	-	-	2,937	2,937
Total derived not qualify as hedge accounting	2,937	2,937	-	-	2,937	2,937

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Interest rate swaps (1)	(2,734)	(2,734)
Fuel options (2)	16,910	1,296

(1)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(2)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

The Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US$ / UF component; and another of fair value, for the floating rate component US$. The other group of hedging relationships only generates cash flow hedge accounting for the US$ / UF component.

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

Since none of the hedges resulted in the recognition of a non-financial asset, no portion of the result of derivatives recognized in equity was transferred to the initial value of that type of asset.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Debit (credit) recognized in comprehensive income during the period	13,014	(63,248)	9,703	32,227

Debit (credit) transferred from net equity to income during the period	(5,804)	(13,330)	(7,996)	(2,264)

See note 3.1 a) for reclassification to profit or loss for each hedging operation and Note 18 b) for deferred taxes related.

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,716,133	1,757,799
(b) Accrued liabilities at the reporting date	1,482,257	564,326
Total trade and other accounts payables	3,198,390	2,322,125

(a) Trade and other accounts payable:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Trade creditors	1,282,220	1,281,432
Other accounts payable	433,913	476,367
Total	1,716,133	1,757,799

The details of Trade and other accounts payables are as follows:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
Aircraft Fuel	Unaudited

Suppliers technical purchases	296,820	281,452
Maintenance	226,348	116,103
Boarding Fees	172,497	181,049
Handling and ground handling	133,000	137,626
Aircraft Fuel	118,343	146,753
Professional services and advisory	118,202	143,119
Airport charges and overflight	114,506	142,709
Leases, maintenance and IT services	93,395	110,472
Other personnel expenses	76,224	105,696
Services on board	55,772	58,099
Marketing	44,558	53,419
Air companies	16,076	27,668
Crew	11,539	16,541
Jol Fleet	9,891	7,840
Achievement of goals	9,090	6,622
Land services	3,671	10,466
Others	216,201	212,165
Total trade and other accounts payables	1,716,133	1,757,799

(b) Liabilities accrued:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	797,142	460,082
Accrued personnel expenses	73,543	72,696
Accounts payable to personnel (*)	47,318	2,186
Others accrued claims (**)	530,897	-
Others accrued liabilities (***)	33,357	29,362
Total accrued liabilities	1,482,257	564,326

(*)	Profits and bonus participation (Note 23 letter b).
(**)	Includes ThUS$ 530,897 related to settled claims of rejected aircraft. The impacts were recognized in Restructuring activities expenses. See note 27.
(***)	See Note 22.

The balance of trade and other accounts payable include, the amounts that will be part of the reorganization agreement, product of the entry into the Chapter 11 process on May 26, 2020 for LATAM, and July 9, 2020 for subsidiaries in Brazil.

NOTE 21 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	22,308	21,188	497,841	364,342	520,149	385,530
Civil contingencies	1,891	2,266	98,617	103,984	100,508	106,250
Labor contingencies	304	320	90,493	48,115	90,797	48,435
Other	-	-	18,309	17,821	18,309	17,821
Provision for European
Commission investigation (2)	-	-	9,512	10,097	9,512	10,097

Provisions for onerous contracts (3)	-	-	-	44,000	-	44,000

Total other provisions (4)	24,503	23,774	714,772	588,359	739,275	612,133

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	During the year 2020, based on market information on the drop in the price of some assets, a provision was made for onerous contracts associated with the purchase commitments of aircraft. This provision was reversed during the nine months period ended September 30, 2021, this is no longer required as consequence of the different settlement agreements signed by the Company.

(4)	Total other provision as of September 30, 2021, and December 31, 2020, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (2)	Onerous Contracts	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2020	282,392	9,217	-	291,609
Increase in provisions	313,098	-	44,000	357,098
Provision used	(32,848)	-	-	(32,848)
Difference by subsidiaries conversion	(74,613)	-	-	(74,613)
Reversal of provision	(9,879)	-	-	(9,879)
Exchange difference	(1,320)	411	-	(909)
Closing balance as of September 30, 2020 (Unaudited)	476,830	9,628	44,000	530,458

Opening balance as of October 1, 2020 (Unaudited)	476,830	9,628	44,000	530,458
Increase in provisions	94,980	-	-	94,980
Provision used	(14,390)	-	-	(14,390)
Difference by subsidiaries conversion	15,959	-	-	15,959
Reversal of provision	(15,684)		-	(15,684)
Exchange difference	341	469	-	810
Closing balance as of December 31, 2020	558,036	10,097	44,000	612,133

Opening balance as of January 1, 2021	558,036	10,097	44,000	612,133
Increase in provisions	324,717	-	-	324,717
Provision used	(60,261)	-	-	(60,261)
Difference by subsidiaries conversion	(16,564)	-	-	(16,564)
Reversal of provision	(75,355)	-	(44,000)	(119,355)
Exchange difference	(810)	(585)	-	(1,395)
Closing balance as of September 30, 2021 (Unaudited)	729,763	9,512	-	739,275

(1)	Accumulated balances include a judicial deposit delivered in guarantee, with respect to the “Fundo Aeroviario” (FA), for ThUS$ 67, made in order to suspend the collection and the application of a fine. The Company is discussing in Court the constitutionality of the requirement made by FA calculated at the ratio of 2.5% on the payroll in a legal claim. Initially the payment of said contribution was suspended by a preliminary judicial decision and about 10 years later, this same decision was reversed. As the decision is not final, the Company has deposited the securities open until that date, in order to avoid collection processing and the application of the fine.

Finally, if the final decision is favorable to the Company, the deposit made and payments made later will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of September 30, 2021 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

(2)	European Commission Provision

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros. In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine mentioned above. The procedural stage as of September 30, 2021 is described in Note 31 in section 2 judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (1)(2)	2,236,267	2,036,880	561,661	702,008	2,797,928	2,738,888
Sales tax	7,098	7,609	-	-	7,098	7,609
Retentions	22,622	27,853	-	-	22,622	27,853
Others taxes	6,275	3,931	-	-	6,275	3,931
Other sundry liabilities	31,522	12,518	-	-	31,522	12,518
Total other non-financial liabilities	2,303,784	2,088,791	561,661	702,008	2,865,445	2,790,799

Deferred Income Movement

						Adjustment
		Deferred income				application
		(1)		Loyalty (accreditation	Expiration of	IAS 29, Argentina	Others
	Initial balance	Recognition	Use	and exchange)	tickets	hyperinflation	provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2020 (Unaudited)	3,540,466	1,432,956	(2,027,829)	(189,759)	(66,653)	429	(3,897)	2,685,713
From October 1 to December 31, 2020 (Unaudited)	2,685,713	537,247	(526,647)	52,583	(6,017)	(3,914)	(77)	2,738,888
From January 1 to September 30, 2021 (Unaudited)	2,738,888	2,544,373	(2,383,832)	(82,024)	(24,740)	-	5,263	2,797,928

(1)	The balance includes mainly, deferred income for services not provided as of September 30, 2021 and December 31, 2020; and for the frequent flyer program LATAM Pass.

LATAM Pass is LATAM’s frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or LATAM Pass points every time they fly in LATAM and other connections associated with the program, as well as buy in stores or use the services of a vast network of companies that have agreements with the program around the world.

On September 26, 2019, the Company signed a framework agreement with Delta Air Lines, Inc, in which the latter agreed to pay ThUS $ 350,000 for compensation of costs and income that the Company must incur or stop receiving, respectively, during the transition period until the implementation of the strategic alliance.

During December 2019, the Company sold its rights to receive future payments of the committed transition. The payments consisted of ThUS $ 200,000 payable in 8 quarterly installments of ThUS $ 25,000 as of January 2, 2020. On December 13, 2019, the Company received ThUS $ 194,068 for said sale.

The account receivable was derecognized and the interest of ThUS $ 5,932 was recognized in the item Financial Costs of the Consolidated Statement of Income.

(2)	As of September 30, 2021, Deferred Income includes ThUS $ 74,936 corresponding to the balance to be accrued from the committed compensation from Delta Air Lines, Inc., which is recognized in Income Statement, based on the estimation of differentials of income, until the implementation of the strategic alliance. During the period, the Company has recognized ThUS $ 102,000 for this concept.

Additionally, the Company maintains a balance of ThUS $ 29,507 in the Trade accounts payable item of the Statement of Financial Position, corresponding to the compensation of costs to be incurred.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Retirements payments	35,468	51,007
Resignation payments	6,175	8,230
Other obligations	13,756	14,879
Total liability for employee benefits	55,399	74,116

(a) The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2020 (Unaudited)	93,570	(19,943)	(5,769)	9,528	(3,787)	73,599
From October 1 to December 31, 2020 (Unaudited)	73,599	1,184	(2,865)	(5,560)	7,758	74,116
From January 1 to September 30, 2021 (Unaudited)	74,116	(15,887)	(4,711)	10,297	(8,416)	55,399

The principal assumptions used in the calculation to the provision in Chile, are presented below:

	For the period ended
	September 30,
Assumptions	2021	2020
	Unaudited
Discount rate	5.15%	2.55%
Expected rate of salary increase	3.00%	2.80%
Rate of turnover	5.14%	5.56%
Mortality rate	RV-2014	RV-2014
Inflation rate	3.26%	2.80%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20 years Central Bank of Chile Bonds (BCP). The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and; for the determination of the inflation rates, the market performance curves of BCU Central Bank of Chile have been used and BCP long term at the scope date.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(1,978)	(4,576)
Change in the accrued liability an closing for decrease of 100 p.b.	4,365	5,244

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	4,239	4,946
Change in the accrued liability an closing for decrease of 100 p.b.	(1,940)	(4,678)

(b) The liability for short-term:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	47,318	2,186

(*) Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c) Employment expenses are detailed below:

	For the 9 months period ended		For the 3 months ended
	September 30,		September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	580,256	673,700	196,838	172,476
Short-term employee benefits	71,562	36,187	29,209	6,571
Termination benefits (*)	18,292	14,523	8,685	1,282
Other personnel expenses	48,785	51,894	17,713	15,808
Total	718,895	776,304	252,445	196,137

(*) The termination benefits related to the reorganization under Chapter 11 are classified in Note 27, Restructuring activities expense.

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Aircraft and engine maintenance	383,016	392,347
Fleet (JOL)	208,037	208,037
Airport and Overflight Taxes	34,637	-
Provision for vacations and bonuses	14,666	15,036
Other sundry liabilities	31,673	36,180
Total accounts payable, non-current	672,029	651,600

NOTE 25 - EQUITY

(a) Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at September 30, 2021 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 divided into 606,407,693 shares as of December 31, 2020), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b) Subscribed and paid shares

The following table shows the movement of fully paid shares:

Movement fully paid shares
		Movement	Cost of issuance
		value	and placement	Paid-in
	N° of	of shares (1)	of shares (2)	Capital
	shares	ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2020	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2020 period	-	-	-	-
Paid shares as of December 31, 2020	606,407,693	3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2021	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2021 period	-	-	-	-
Paid shares as of September 30, 2021 (Unaudited)	606,407,693	3,160,718	(14,453)	3,146,265

(1) Amounts reported represent only those arising from the payment of the shares subscribed.

(2) Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(c) Treasury stock

At September 30, 2021, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d) Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2020 (Unaudited)	36,289	1,203	37,492
From October 1 to December 31, 2020 (Unaudited)	37,492	(257)	37,235
From January 1 to September 30, 2021 (Unaudited)	37,235	-	37,235

These reserves are related to the “Share-based payments” explained in Note 34.

(e) Other sundry reserves

Movement of Other sundry reserves:

	Opening	Transactions	Legal	Closing
Periods	balance	with minorities	reserves	balance
	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2020 (Unaudited)	2,452,469	(3,125)	(488)	2,448,856
From October 1 to December 31, 2020 (Unaudited)	2,448,856	-	3,163	2,452,019
From January 1 to September 30, 2021 (Unaudited)	2,452,019	(3,383)	(428)	2,448,208

Balance of Other sundry reserves comprise the following:

	As of	As of
	September 30,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(216,656)	(213,273)
Others	(3,448)	(3,020)
Total	2,448,208	2,452,019

(1) Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2) Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3) The balance as of September 30, 2021 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184,135) (see Note 1), (4) and the acquisition of a minority interest in Latam Airlines Perú S.A through Latam Airlines Group S.A for an amount of ThUS $ (3,225). and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS $ (3,383).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2020	(2,890,287)	56,892	-	(22,940)	(2,856,335)
Change in fair value of hedging instrument recognised in OCI	-	(106,353)	-	-	(106,353)
Reclassified from OCI to profit or loss	-	(13,323)	-	-	(13,323)
Deferred tax	-	1,244	-	-	1,244
Actuarial reserves by employee benefit plans	-	-	-	9,526	9,526
Deferred tax actuarial IAS by employee benefit plans	-	-	-	(2,688)	(2,688)
Translation difference subsidiaries	(905,572)	-	-	-	(905,572)
Closing balance as of September 30, 2020 (Unaudited)	(3,795,859)	(61,540)	-	(16,102)	(3,873,501)

Opening balance as of October 1, 2020	(3,795,859)	(61,540)	-	(16,102)	(3,873,501)
Change in fair value of hedging instrument recognised in OCI	-	577	-	-	577
Reclassified from OCI to profit or loss	-	307	-	-	307
Deferred tax	-	(285)	-	-	(285)
Actuarial reserves by employee benefit plans	-	-	-	(13,494)	(13,494)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	3,611	3,611
Translation difference subsidiaries	5,346	-	-	-	5,346
Closing balance as of December 31, 2020	(3,790,513)	(60,941)	-	(25,985)	(3,877,439)

Increase (decrease) due to application of new accounting standards	-	380	(380)	-	-
Opening balance as of January 1, 2021	(3,790,513)	(60,561)	(380)	(25,985)	(3,877,439)
Change in fair value of hedging instrument recognised in OCI	-	32,698	(19,685)	-	13,013
Reclassified from OCI to profit or loss	-	(9,527)	3,723	-	(5,804)
Deferred tax	-	161	-	-	161
Actuarial reserves by employee benefit plans	-	-	-	10,297	10,297
Deferred tax actuarial IAS by employee benefit plans	-	-	-	(2,766)	(2,766)
Translation difference subsidiaries	5,957	(474)	-	-	5,483
Closing balance as of September 30, 2021 (Unaudited)	(3,784,556)	(37,703)	(16,342)	(18,454)	(3,857,055)

(f.1)	Cumulative translate difference

These are originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These are originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

Includes the balance of the cost of discontinued hedges in which the hedged item continues to exist. This must be amortized as the Debt affects results.

(f.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events.

(g)	Retained earnings/(losses)

Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2020 (Unaudited)	352,272	(3,583,410)	-	(3,231,138)
From October 1 to December 31, 2020 (Unaudited)	(3,231,138)	(962,477)	-	(4,193,615)
From January 1 to September 30, 2021 (Unaudited)	(4,193,615)	(1,892,377)	-	(6,085,992)

(h)	Dividends per share

	Minimum mandatory dividend	Minimum mandatory dividend
Description of dividend	2021	2020

Date of dividend	09-30-2021	12-31-2020
Amount of the dividend (ThUS$)	-	-
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	-	-

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the 9 months period ended September 30,		For the 3 months period ended September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Passengers	1,867,252	2,257,693	914,582	121,044
Cargo	1,076,820	855,072	361,437	283,956

Total	2,944,072	3,112,765	1,276,019	405,000

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the 9 months period ended September 30,		For the 3 months period ended September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft fuel	925,822	839,170	392,745	109,674
Other rentals and landing fees (*)	527,644	526,933	193,898	128,215
Aircraft rental	58,510	-	43,465	-
Aircraft maintenance	412,004	302,115	206,319	68,297
Commissions	52,203	72,132	21,986	10,137
Passenger services	48,503	81,096	17,184	12,565
Other operating expenses	711,750	1,012,876	373,950	252,477
Total	2,736,436	2,834,322	1,249,547	581,365

(*)	Lease expenses are included within this amount (See Note 2.21)

	For the 9 months period ended September 30,		For the 3 months period ended September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Payments for leases of low-value assets	14,031	13,376	3,226	4,373
Rent concessions recognized directly in profit or loss	-	110	-	110

Total	14,031	13,486	3,226	4,483

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the 9 months period ended September 30,		For the 3 months period ended September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Depreciation (*)	814,815	833,399	277,937	270,934
Amortization	38,050	156,644	12,918	29,156
Total	852,865	990,043	290,855	300,090

(*)	Included within this amount is the depreciation of the Properties, plants and equipment (See Note 17 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the period ended September 30, 2021 is ThUS $ 227,327 and ThUS $ 202,813 for the same period 2020.

(c)	Financial costs

The detail of financial costs is as follows:

	For the 9 months period ended September 30,		For the 3 months period ended September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Bank loan interest	413,654	187,700	150,128	54,832
Financial leases	35,293	35,472	15,612	10,193
Lease liabilities	96,218	131,094	24,725	42,959
Other financial instruments	43,492	16,389	15,665	6,522
Total	588,657	370,655	206,130	114,506

Costs and expenses by nature presented in this Note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d)	Losses (gains) from restructuring activities

The losses (gains) from restructuring activities are detailed below:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Fair value adjustment of fleet available for sale	73,595	-	27,945	-
Rejection of aircraft lease contract	501,950	247,899	1,405	25,564
Rejection of IT contracts	26,368	-	26,368	-
Employee restructuring plan (*)	27,563	254,052	19,403	(539)
Legal advice	68,966	45,870	29,020	32,604
Renegotiation of fleet contracts	248,624	-	72,354	-
Others	7,782	-	384	-
Total	954,848	547,821	176,879	57,629

(*)	See note 2.1, letter c.

(e)	Other (gains) losses

Other (gains) losses are detailed below:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Fuel hedging	-	82,487	-	1,808
Slot Write Off	-	36,896	-	-
Provision for onerous contract related to purchase commitment	(44,000)	44,000	-	-
Goodwill Impairment	-	1,728,975	-	-
Other	4,495	(14,389)	1,030	(7,192)
Total	(39,505)	1,877,969	1,030	(5,384)

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Tours	6,154	20,787	4,431	806
Aircraft leasing	4,271	42,122	660	2,744
Customs and warehousing	19,284	17,710	6,806	6,833
Maintenance	12,714	13,818	1,619	7,195
Non-air LATAM Pass exchanges	23,751	31,459	7,771	10,703
Other miscellaneous income (*)	105,243	198,480	16,315	79,651
Total	171,417	324,376	37,602	107,932

(*) This amount includes ThUS $ 102,000 of 2021 and ThUS $ 77,000 of 2020 corresponding to the compensation of Delta Air Lines Inc for the JBA signed in 2019.

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this Note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of September 30,	As of December 31,
	2021	2020	2019	2018
	Unaudited
Argentine peso	98.73	84.14	59.83	37.74
Brazilian real	5.46	5.18	4.01	3.87
Chilean peso	811.90	710.95	748.74	694.77
Colombian peso	3,808.52	3,421.00	3,271.55	3,239.45
Euro	0.86	0.81	0.89	0.87
Australian dollar	1.39	1.30	1.43	1.42
Boliviano	6.86	6.86	6.86	6.86
Mexican peso	20.56	19.93	18.89	19.68
New Zealand dollar	1.45	1.39	1.49	1.49
Peruvian Sol	4.14	3.62	3.31	3.37
Uruguayan peso	42.82	42.14	37.24	32.38

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	September 30,	December 31,
Current assets	2021	2020
	ThUS$	ThUS$
	Unaudited

Cash and cash equivalents	226,901	483,303
Argentine peso	4,342	16,885
Brazilian real	5,365	13,157
Chilean peso	11,488	32,368
Colombian peso	6,887	2,168
Euro	7,550	10,361
U.S. dollar	167,361	369,455
Other currency	23,908	38,909

Other financial assets, current	12,125	12,981
Argentine peso	264	311
Brazilian real	4	4
Chilean peso	3,586	3,987
Colombian peso	119	132
Euro	1,759	1,867
U.S. dollar	5,286	5,639
Other currency	1,107	1,041

	As of	As of
	September 30,	December 31,
Current assets	2021	2020
	ThUS$	ThUS$
	Unaudited

Other non - financial assets, current	21,728	42,973
Argentine peso	6,362	11,058
Brazilian real	2,384	2,985
Chilean peso	875	15,913
Colombian peso	168	175
Euro	1,450	2,667
U.S. dollar	869	2,351
Other currency	9,620	7,824

Trade and other accounts receivable, current	146,522	177,491
Argentine peso	8,117	1,881
Brazilian real	392	841
Chilean peso	58,770	38,340
Colombian peso	1,137	209
Euro	26,078	24,370
U.S. dollar	30,137	98,385
Other currency	21,891	13,465

Accounts receivable from related entities, current	1,193	430
Chilean peso	11	9
U.S. dollar	1,182	421

Tax current assets	9,640	11,050
Argentine peso	327	389
Brazilian real	1	887
Chilean peso	714	1,003
Colombian peso	2,029	675
Euro	84	235
U.S. dollar	405	354
Peruvian sun	4,191	5,220
Other currency	1,889	2,287

Total current assets	418,109	728,228
Argentine peso	19,412	30,524
Brazilian real	8,146	17,874
Chilean peso	75,444	91,620
Colombian peso	10,340	3,359
Euro	36,921	39,500
U.S. Dollar	205,240	476,605
Other currency	62,606	68,746

	As of	As of
	September 30,	December 31,
Non-current assets	2021	2020
	ThUS$	ThUS$
	Unaudited

Other financial assets, non-current	9,627	9,486
Brazilian real	3,407	3,574
Chilean peso	62	69
Colombian peso	255	284
Euro	1,752	1,369
U.S. dollar	2,524	2,490
Other currency	1,627	1,700

Other non - financial assets, non-current	35,305	36,251
Argentine peso	34	39
Brazilian real	6,401	12,974
U.S. dollar	4,639	3,732
Other currency	24,231	19,506

Accounts receivable, non-current	4,377	4,984
Chilean peso	4,377	4,984

Deferred tax assets	2,208	2,228
Colombian peso	204	221
U.S. dollar	11	13
Other currency	1,993	1,994

Total non-current assets	51,517	52,949
Argentine peso	34	39
Brazilian real	9,808	16,548
Chilean peso	4,439	5,053
Colombian peso	459	505
Euro	1,752	1,369
U.S. dollar	7,174	6,235
Other currency	27,851	23,200

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Current liabilities	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other financial liabilities, current	156,302	239,712	186,773	86,573
Argentine peso	1	2	-	-
Brazilian real	183	59	60	163
Chilean peso	119,992	40,552	172,407	70,639
Euro	207	87	268	258
U.S. dollar	35,919	198,996	13,928	15,504
Other currency	-	16	110	9

Trade and other accounts payables, current	1,452,939	1,285,233	7,130	20,908
Argentine peso	231,268	228,069	573	7,315
Brazilian real	77,778	71,446	1,052	37
Chilean peso	340,086	312,921	23	10,991
Colombian peso	8,525	12,300	68	1,165
Euro	144,199	143,780	37	41
U.S. dollar	540,767	392,914	93	912
Peruvian sol	5,010	11,759	224	222
Mexican peso	12,840	16,546	111	60
Pound sterling	38,523	35,269	13	45
Uruguayan peso	617	441	23	-
Other currency	53,326	59,788	4,913	120

Accounts payable to related entities, current	(276)	(229)	-	-
U.S. dollar	(276)	(229)	-	-

Other provisions, current	4	14	1,180	1,628
Chilean peso	4	-	22	29
Other currency	-	14	1,158	1,599

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Current liabilities	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Current tax liabilities	791	399	-	-
Brazilian real	791	-	-	-
U.S. dollar	-	399	-	-

Other non-financial liabilities, current	26,209	42,467	-	50
Argentine peso	696	961	-	-
Brazilian real	806	976	-	3
Chilean peso	1,602	5,836	-	1
Colombian peso	472	622	-	38
Euro	1,815	3,206	-	-
U.S. dollar	19,182	19,707	-	-
Other currency	1,636	11,159	-	8

Total current liabilities	1,635,969	1,567,596	195,083	109,159
Argentine peso	231,965	229,032	573	7,315
Brazilian real	79,558	72,481	1,112	203
Chilean peso	461,684	359,309	172,452	81,660
Colombian peso	8,997	12,922	68	1,203
Euro	146,221	147,073	305	299
U.S. dollar	595,592	611,787	14,021	16,416
Other currency	111,952	134,992	6,552	2,063

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
Non-current liabilities	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Other financial liabilities, non-current	44,341	268,320	3,065	4,250	363,385	403,841
Chilean peso	315	180,150	230	1,320	359,039	398,199
Brazillian real	154	351	-	-	-	-
Euro	233	427	-	-	-	-
U.S. dollar	43,597	87,280	2,835	2,930	4,346	5,642
Other currency	42	112	-	-	-	-

Accounts payable, non-current	140,207	70,145	-	1,390	-	241
Chilean peso	53,905	47,752	-	1,390	-	241
U.S. dollar	85,131	21,051	-	-	-	-
Other currency	1,171	1,342	-	-	-	-

Other provisions, non-current	44,639	45,834	-	-	-	-
Argentine peso	785	696	-	-	-	-
Brazillian real	26,288	26,872	-	-	-	-
Colombian peso	248	278	-	-	-	-
Euro	11,062	11,736	-	-	-	-
U.S. dollar	6,256	6,252	-	-	-	-

Provisions for employees benefits, non-current	45,745	64,152	-	-	-	-
Chilean peso	45,745	64,152	-	-	-	-

Total non-current liabilities	274,932	448,451	3,065	5,640	363,385	404,082
Argentine peso	785	696	-	-	-	-
Brazilian real	26,442	27,223	-	-	-	-
Chilean peso	99,965	292,054	230	2,710	359,039	398,440
Colombian peso	248	278	-	-	-	-
Euro	11,295	12,163	-	-	-	-
U.S. dollar	134,984	114,583	2,835	2,930	4,346	5,642
Other currency	1,213	1,454	-	-	-	-

	As of	As of
	September 30,	December 31,
General summary of foreign currency:	2021	2020
	ThUS$	ThUS$
	Unaudited

Total assets	469,626	781,177
Argentine peso	19,446	30,563
Brazilian real	17,954	34,422
Chilean peso	79,883	96,673
Colombian peso	10,799	3,864
Euro	38,673	40,869
U.S. dollar	212,414	482,840
Other currency	90,457	91,946

Total liabilities	2,472,434	2,534,928
Argentine peso	233,323	237,043
Brazilian real	107,112	99,907
Chilean peso	1,093,370	1,134,173
Colombian peso	9,313	14,403
Euro	157,821	159,535
U.S. dollar	751,778	751,358
Other currency	119,717	138,509

Net position
Argentine peso	(213,877)	(206,480)
Brazilian real	(89,158)	(65,485)
Chilean peso	(1,013,487)	(1,037,500)
Colombian peso	1,486	(10,539)
Euro	(119,148)	(118,666)
U.S. dollar	(539,364)	(268,518)
Other currency	(29,260)	(46,563)

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
Basic earnings / (loss) per share	2021	2020	2021	2020
	Unaudited

Earnings / (loss) attributable to owners of the parent (ThUS$)	(1,892,377)	(3,583,410)	(691,873)	(573,123)

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693	606,407,693

Basic earnings / (loss) per share (US$)	(3.12063)	(5.90924)	(1.14094)	(0.94511)

	For the 9 months period ended		For the 3 months period ended
	September 30,		September 30,
Diluted earnings / (loss) per share	2021	2020	2021	2020
	Unaudited

Earnings / (loss) attributable to owners of the parent (ThUS$)	(1,892,377)	(3,583,410)	(691,873)	(573,123)

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693	606,407,693

Weighted average number of shares, diluted	606,407,693	606,407,693	606,407,693	606,407,693

Diluted earnings / (loss) per share (US$)	(3.12063)	(5.90924)	(1.14094)	(0.94511)

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Fidelidade Viagens e Turismo	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053 (EF 1526893-48.2018.8.26.0090)	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. The municipality filed an appeal against this decision on April 30, 2018. On November 11, 2019 there was a totally favorable decision for Tam Viagens S.A. The court issued a ruling in favor of Tam Viagens S/A on June 24, 2021. An appeal by the Municipality is pending.	97,058

LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Perú S.A., Latam-Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 affiliates	United States Bankruptcy Court for the Southern District of New York	Case No. 20-11254

LATAM Airlines initiated a reorganization proceeding in the United States of America in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, filing a voluntary request for relief pursuant thereto (the “Chapter 11 Proceeding”), which grants an automatic stay of enforcement for at least 180 days.

On May 26, 2020, LATAM Airlines Group S.A. and 28 affiliates individually filed a voluntary bankruptcy petition with the United States Bankruptcy Court for the Southern District of New York pursuant to Chapter 11 of the United States Bankruptcy Code. Subsequently, on July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors”), including TAM Linhas Aereas S.A., filed voluntary bankruptcy applications with the Court pursuant to Chapter 11 of the United States Bankruptcy Code. The cases are pending ruling before the Honorable Judge James L. Garrity Jr. and are jointly administered under case number 20-11254. On September 18, 2020, LATAM Airlines Group S.A. received approval of the amended proposal on Debtor in Possession (DIP) financing submitted September 17, 2020 to the United States District Court for the Southern District of New York. On September 27, 2021, the judge extended the period in which LATAM has the exclusive right to submit a reorganization plan to October 15, 2021, requesting LATAM on October 14, 2021 a new extension of this period, which was approved by the Judge, extending the term until November 26, 2021. The deadlines for LATAM’s creditors to present evidence of their claims have expired. LATAM has continued to reconcile claims and enter objections. It is also continuing with the evaluation of its contracts and has rejected some of them. It continues to revise its fleet and develop the Reorganization Plan. LATAM is also holding meetings with potential lenders and creditors on the reorganization plan.

					-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A.	2° Juzgado Civil de Santiago	C-8553-2020	Request for recognition of the foreign reorganization proceeding.

On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization procedure under the rules of Chapter 11 of Title 11 of the United States Code, filed the request for recognition of the foreign reorganization proceeding as the main proceeding, pursuant to Law 20,720. On June 4, 2020, the Court issued the ruling recognizing in Chile the bankruptcy proceeding for the foreign reorganization of the company LATAM Airlines Group S.A. All remedies filed against the decision have been dismissed, so the decision is final. Currently the proceeding remains open.

-0-

Aerovías de Integración Regional S.A.	Superintendencia de Sociedades	-	Request for recognition of the foreign reorganization proceeding.

On June 12, 2020, the Superintendency of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court of the United States of America for the Southern District of New York as a main process, under the terms of Title III of Law 1116 of 2006. On October 2, 2020, the Companies Commission of Colombia acknowledged the decision adopted September 18, 2020, by the United States District Court for the Southern District of New York that approved the Debtor in Possession financing proposal submitted by LATAM Airlines Group S.A. and the companies that voluntarily petitioned for Chapter 11, including the Colombian companies.

-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.

On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.

-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On July 07, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. The Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. The procedure continues.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$9,511 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. LATAM AIRLINES GROUP, S.A. expects that the ruling by the General Court of the European Union may reduce the amount of this fine. On December 17, 2020, the European Commission submitted proof of claim for the total amount of the fine (ThUS$9.511 (€8,220,000)) to the New York Court hearing the Chapter 11 procedure petitioned by LATAM Airlines Group, S.A. and LAN Cargo, S.A. in May 2020.

9,511

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.

In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands), Cologne Regional Court (Landgerich Köln Germany).

			Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage. In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This lawsuit ended for all plaintiffs in the class action, except for one who signed a settlement for approximately GBP 222,469.63 in December 2019. The payment was made in January 2020 and concluded the entire lawsuit in England. The amount remains undetermined for the lawsuits in the remaining countries (Norway, the Netherlands and Germany). In the case of Germany, the suspension of the case has been requested, relying on the financial reorganization procedure requested by LATAM Airlines Group, S.A. and LAN CARGO, S.A. in the United States (Chapter 11) in May 2020. The German Court has not yet ruled on this request. DB Barnsdale AG, British Airways, KLM, Martinair, Air France, Lufthansa, Lufthansa Cargo and Swiss Air filed claims with the U.S. Bankruptcy Court before the deadline set for Chapter 11 creditors. LATAM objected to the claims by British Airways; KLM; Martinair; Air France; Lufthansa; Lufthansa Cargo and Swiss Air. The U.S. Court reviewed the claims, then revoked approval and the decision on May 27, 2021. LATAM is continuing with the attempt to settle the claim by Barnsdale.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	8,591

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company’s request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: KUS$3.160– R$ 17.192.459,04). We must await a decision on the Treasury appeal.	7,108

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0 (Linked to this process the Pas 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals ThUS$ 66,562. The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					66,562

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil. We must wait until the due diligence is complete.	30,067

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel. Since 03/16/20 a suspension of terms is filed in Courts due to the pandemic. Judicial terms were reactivated on July 1, 2020. On September 18, 2020, an expert opinion on damages was submitted that had been requested by the Court. The Court ordered service of the ruling to the parties on December 14, 2020. The defendants, REGIONAL ONE and VAS, filed a motion for reconsideration of this decision, petitioning that the evidence of the expert opinion be eliminated because it was presented late. The motion was denied by the Court. On April 30, 2021, they petitioned for a clarification and supplement to the opinion, to which the Court agreed in a decision on May 19, 2021, giving the expert 10 business days to respond. The brief of clarification was filed June 2, 2021 and the docket was presented to the Judge on June 3, 2021. The parties were given notice of the objection on July 21, 2021 based on a serious mistake in the opinion presented by Regional One. The case entered the judgment phase on August 5, 2021. On October 7, 2021, the Court set a date for the instruction and judgment hearing, which will be February 3, 2022.

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The facts discovery phase continued, including the verbal statements of the experts of both sides, which have been taking place since March 2020. Given the Covid-19 pandemic and the suspension of trials in the County of Miami-Dade, the Court canceled the trial scheduled for June 2020. In addition, the claims against Aires have been suspended given the request for reorganization filed by LATAM AIRLINES GROUP SA and some of its subsidiaries, including Aires, on May 26, 2020, under Chapter 11 of the United States Bankruptcy Code. Dash and Regional One filed unsecured claims with the U.S. Bankruptcy Court by the deadline that creditors have according to Chapter 11. On October 18, 2021, the parties participated in a third mediation where they agreed on the terms of a global settlement, which is subject to approval by the Bankruptcy Court of the Southern District of New York in accordance with the Chapter 11 process.

12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF). In September 2019, the Court rejected the appeal of the Hacienda Nacional. Hacienda Nacional filed a complaint that was denied by the Court.	7,816

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court.	16,327

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. We are waiting for the evidentiary period to begin.	27,638

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. Actualmente, debemos esperar la decisión final. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	8,215

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration.	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision.	15,794

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	11,349

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018. The process has become a judicial proceeding.	22,471

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	62,294

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	12,718

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	92,600

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	17,454

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	9,649

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	17,043

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	11,512

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	0012541-56.2016.5.03.0144	A class action in which the Union is petitioning that TAM be ordered to make payment of the correct calculation of Sundays and holidays.	A hearing was set for December 17, 2019. On 04/30/2020, we were notified of the unfavorable court ruling in the first instance, filing an appeal. The Court of Appeals confirmed the trial court’s decision. The case is now before the Superior Court of Labor.	12,338

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

LATAM Airlines Argentina	Commercial Trial Court No. 15 of Buenos Aires.	11479/2012	Proconsumer and Rafaella Cabrera filed a claim citing discriminating fees charged to foreign users as compared to domestic users for services retained in Argentina.	The trial court judge dismissed Mrs. Cabrera’s claim on March 7, 2019 and sustained the motion of lack of standing entered by Proconsumer. The ruling was appealed by the plaintiff on April 8, 2019 and is pending a decision by the D Room. On July 30, 2020, the D Room ordered the General Prosecutor to appear.	-0-

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff.	-0-

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	12,623

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,486

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,419

TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	32,460

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the lawyers believe that the probability of recovering this amount has fallen by 30% to 40%, so the provision was increased to $8.7 million. We have applied IFRIC 23 as of 12/31/19 because of the percentage loss (more than 50%), and we have recorded the entire provision in the income tax item.	12,505

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965	A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.	Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. On April 6, 2020 the Court issued a Temporary Suspension Order given the inability to proceed with the case on a regular basis as a result of the indefinite duration and restrictions of the global pandemic. The parties must notify the Court monthly of the possibility of moving forward. The provision is undetermined.	-0-

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	9,733

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,283

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,038

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,257

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,896

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,781

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,717

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	9,759

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	25,718

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978948/2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,602

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978946/2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	8,850

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978944/2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	9,409

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. The appeal is currently pending before the Santiago Court of Appeals. The amount at the moment is undetermined.	-0-

New York Case. Parallel to the lawsuit in Chile, on August 31, 2020, CONADECUS filed on appeal with U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) because of the automatic suspension imposed by Section 362 of the U.S. Bankruptcy Code that, among other things, prohibits the parties from filing or continuing with claims that involve a preliminary petition against the Borrowers. CONADECUS petitioned (i) for a stay of the automatic suspension to the extent necessary to continue with the class action against LATAM in Chile and (ii) for a joint hearing by the Bankruptcy Court and the Second Civil Court of Santiago in Chile (the “Chile Insolvency Court”) to hear the matters relating to the claims of CONADECUS in Chile. On December 18, 2020, the Bankruptcy Court sustained part of CONADECUS’s petition, but only to allow it to continue its appeal against the decision by the 23rd Civil Court of Santiago and solely so that the Court of Appeals can decide whether or not a stay is admissible under Chilean insolvency law. On December 31, 2020, CONADECUS petitioned to continue with its appeal against the decision by the 25th Civil Court that approved the reconciliation between AGRECU and LATAM. On February 9, 2021, the Bankruptcy Court sustained just one of the petitions of CONADECUS. As a result, they can continue their appeal against the decision by the 25th Civil Court that approved the reconciliation of AGRECU and LATAM.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. CONADECUS still has appeals pending against these decisions. The amount at the moment is undetermined.	-0-

TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	It is about the non-approved compensation/reimbursement of Cofins for the periods 07/2016 to 06/2017.	TAM filed its administrative defense. (Manifestação de Inconformidade). A decision is pending	14,412

TAM Linhas Aéreas S.A	Receita Federal de Brasil	2007.34.00.009919-3	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	A decision is pending	60,248

Tam Linhas Aéreas S/A.	Justicia Cível do Rio de Janeiro/RJ	0117185-03.2013.8.19.0001	MAIS Linhas Aéreas filed a claim seeking an indemnity for alleged loss of profit during the period when one of its aircraft was being repaired at the LATAM Technology Center in Sao Carlos, Sao Paulo.	TAM was ordered to pay an indemnity to Mais Linhas for loss of profit and moral damage, estimated to be R$48 million. Both parties appealed the decision, but the Rio de Janeiro Court has not issued a ruling on the appeals. Before any appeals decision is rendered, Mais filed a provisional enforcement petition for R$48 million. TAM appealed that petition on September 21, 2021, and presented guarantee insurance on the record to keep its accounts from being frozen.	8,449

TAM Linhas Aéreas S.A.	Delegacía da Receita Federal	13896.720385/2017-96	It is about the refund request regarding the negative balance of IRPJ, corresponding to the calendar year 2011.	Presented the defense, which was denied by RFB. TAM resource partially accepted. A decision is pending.	26,336

-	In order to deal with any financial obligations arising from legal proceedings in effect at September 30, 2021, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

-	Considering the returns of aircrafts and engines made through the reorganization process, in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, which allows the rejection of some contracts, the counterparties could file claims that, in the case of being admitted by the Court, could result in contingent obligations for the Company, which as of this date are not quantifiable.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last move in this investigation corresponds to the response to a trade in May 2019.

2) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE) which begins an investigation Role No. 2565-19 into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The last move in this investigation corresponds to a request for information received on November 3, 2021.

3) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus ThUS$ 565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available. On January 18, 2021, the 14th Civil Court of Santiago approved the aforesaid agreement. LATAM published an abstract of the decision in nationwide newspapers in compliance with the law. LATAM began performance of the agreement on September 3, 2021.

4) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On October 28, 2021, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta Air Lines with the National Economic Prosecuting Authority.

5) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. The most recent developments in this investigation are responses to official letters in February and April 2021 dealing with cargo and passenger fares.

6) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 H. TDLC. The last movement in this investigation corresponds to a letter received in October 2021 with a response date of November 2, 2021.

NOTE 32 - COMMITMENTS

(a) Commitments for loans obtained

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by Export – Import Bank of the United States of America, commencing on January 1, 2023, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under any circumstance, non-compliance of this limits, does not generate credit acceleration.

The Company and its subsidiaries do not have credit agreements that indicate limits to some financial indicators of the Company or the subsidiaries, with the exception of those detailed below:

Regarding the revolving committed credit line (“Revolving Credit Facility”) established with a consortium of twelve banks led by Citibank, with a guarantee of aircraft, engines, spare parts and supplies for a total committed amount of US $ 600 million, it includes restrictions of minimum liquidity, measured at the Consolidated Company level (with a minimum level of US $ 750 million) and individually measured for LATAM Airlines Group S.A. companies and TAM Linhas Aéreas S.A. (with a minimum level of US $ 400 million). Compliance with these restrictions is a prerequisite for using the line; if the line is used, said restrictions must be reported quarterly, and non-compliance with these restrictions will accelerate credit. As of December 31, 2020, this line of credit is fully used.

As of September 30, 2021, the Company is in compliance with all the financial indicators detailed above.

On the other hand, the financing agreements of the Company generally establish clauses regarding changes in the ownership structure and in the controller and disposition of assets (which mainly refers to significant transfers of assets).

Under Section 362 of the Bankruptcy Code, the filing of voluntary bankruptcy petitions by the Debtors automatically stayed most actions against the Debtors, including most actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Debtors’ property.

Accordingly, counterparties are stayed from taking any actions as a result of such purported defaults. Specifically, the financing agreements of the Company generally establish that the filing of bankruptcy or similar proceedings constitute an event of default, which are unenforceable under the Bankruptcy Code. At the date of the issuance of these financial statements, the Company has not received notices of termination of financing arrangements, based on such an event of default.

On September 29, 2020 the company signed the so-called “DIP Financing”, which contemplates minimum liquidity restrictions of at least US $ 400 million at a consolidated level.

LATAM’s obligations to the lenders of the DIP Financing have a super administrative preference recognized under Chapter 11 of the U.S. Bankruptcy Code with respect to the other liabilities of the company and entities of its corporate group that have filed for Chapter 11 proceedings (“Related Subsidiaries”) prior to the commencement of the Chapter 11 proceeding.

In addition, in order to secure the debt under the DIP Financing, LATAM and the Related Subsidiaries granted certain guarantees, including, but not limited to, (i) in-rem guarantees to be granted over certain specified assets, such as spare engines, spare inventory, shares in certain subsidiaries (including, but not limited to, (a) a pledge over the shares owned by LATAM in LAN Cargo S.A., Inversiones Lan S.A., Lan Pax Group S.A., LATAM Travel II S.A., Technical Training Latam S.A. and Holdco I S.A., (b) pledge over the shares owned by LAN Cargo S.A. in Transporte Aéreo S.A., Inversiones Lan S.A., Fast Air Almacenes de Carga S.A. and Lan Cargo Inversiones S.A. and (c) pledge over the shares owned by Inversiones LAN S.A. in LAN Cargo S.A., Transporte Aéreo S.A., Lan Pax Group S.A., Fast Air Almacenes de Carga S.A., LATAM Travel Chile II S.A., Technical Training LATAM S.A. and Lan Cargo Inversiones S.A.), among others, under the laws of the jurisdictions in which they are located, (ii) personal guarantees of the Related Subsidiaries and (iii) a in-rem guarentee of general nature over the assets of LATAM and the Related Subsidiaries other than certain “Excluded Assets” comprising, among other things, the aircraft and the “Carve-Out” including, among other things, certain funds assigned for expenses of the Chapter 11 proceedings.

(b) Other commitments

At September 30, 2021 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release Date
			Unaudited
Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Forty-one letters of credit	213,479	Oct 31, 2021
Lima Airport Partners S.R.L.	Latam Airlines Perú S.A.	Two letters of credit	1,692	Nov 30, 2021
Servicio Nacional de Aduana del Ecuador	Latam Airlines Ecuador S.A.	Four letters of credit	2,130	Aug 05, 2022
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	Latam Airlines Ecuador S.A.	One letter of credit	1,500	Jun 20, 2022
Aena Aeropuertos S.A.	Latam Airlines Group S.A.	Three letters of credit	1,261	Nov 15, 2021
American Alternative Insurance Corporation	Latam Airlines Group S.A.	Thirteen letters of credit	4,515	Dec 03, 2021
Comisión Europea	Latam Airlines Group S.A.	One letter of credit	9,511	Mar 29, 2022
Metropolitan Dade County	Latam Airlines Group S.A.	Seven letters of credit	3,597	Mar 13, 2022
BBVA	Latam Airlines Group S.A.	One letter of credit	4,397	Jan 16, 2022
JFK International Air Terminal LLC.	Latam Airlines Group S.A.	One letter of credit	2,300	Jan 27, 2022
Sociedad Concesionaria Pudahuel S.A.	Latam Airlines Group S.A.	One letter of credit	1,617	Nov 30, 2021
Servicio Nacional de Aduanas	Latam Airlines Group S.A.	Five letters of credit	1,536	Jul 30, 2022
Agencia Estatal de Administracion Tributaria	Latam Airlines Group S.A.	One letter of credit	1,024	Oct 18, 2021
Isoceles	Latam Airlines Group S.A.	One letter of credit	12,750	Aug 06, 2022
Procon	Tam Linhas Aéreas S.A.	Ten insurance policy guarantee	13,068	Oct 31, 2021
União Federal	Tam Linhas Aéreas S.A.	Seven insurance policy guarantee	55,177	Oct 31, 2021
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	11,004	Jul 05, 2023
Tribunal de Justição de São Paulo.	Tam Linhas Aéreas S.A.	Two letters of credit	1,314	Oct 31, 2021
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,221	Jun 25, 2023
14ª Vara Federal da Seção Judiciária de Distrito Federal	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,326	May 29, 2025
Tribunal de Justição de São Paulo.	Tam Linhas Aéreas S.A.	One letter of credit	11,068	Aug 30, 2026
Vara Civel Campinas SP.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,436	Oct 31, 2021
JFK International Air Terminal LLC.	Tam Linhas Aéreas S.A.	One letter of credit	1,300	Jan 25, 2022
7ª Turma do Tribunal Regional
Federal da 1ª Região	Tam Linhas Aéreas S.A.	One insurance policy guarantee	40,553	Apr 20, 2023
Fiança TAM Linhas Aéreas x Juiz Federal de uma das varas da Seção Judiciária de Brasília	Tam Linhas Aéreas S.A.	One letter of credit	1,512	Dec 31, 2021
Bond Safeguard Insurance Company	Tam Linhas Aéreas S.A.	One letter of credit	2,700	Jul 14, 2022
Fundacao de Protecao e Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two letters of credit	2,207	Nov 17, 2025
1° Vara de Execuções Fiscais e de Crimes Contra a Ordem Trib da Com de Fortaleza	Tam Linhas Aéreas S.A.	One letter of credit	2,202	Dec 31, 2021
Juizo de Direito da Vara da Fazenda Publica Estadual da Comarca Da Capital do Estado do Rio de Janeiro	Tam Linhas Aéreas S.A.	One letter of credit	1,143	Dec 31, 2021
Juizo da Vara das Execuções Fiscais Estaduais da Comarca de SP	Tam Linhas Aéreas S.A.	One letter of credit	1,003	Oct 31, 2021
Adilson José Ferreira Manoel (trabalhista)	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,005	Jul 2, 2025
Municipio Do Rio De Janeiro	Tam Linhas Aéreas S.A.	One letter of credit	1,022	Dec 31, 2021
Uniao Federal	Absa Linhas Aereas Brasileira S.A.	Five insurance policy guarantee	44,854	Feb 22, 2022
Vara Federal da Subseção de Campinas SP	Absa Linhas Aereas Brasileira S.A.	One letter of credit	1,731	Feb 20, 2023
Tribunal de Justição de São Paulo.	Absa Linhas Aereas Brasileira S.A.	Two letters of credit	5,167	Sep 23, 2024
7ª Turma do Tribunal RegionalFederal da 1ª Região	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	1,581	May 07, 2023
			465,903

Letters of credit related to assets for right of use are included in Note 17 Properties, plants and equipment letter (d) Additional information Properties, plants and equipment, in numeral (i) Properties, plants and equipment delivered in guarantee.

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

		Nature of relationship with	Nature of relationship with	Nature of related parties		For the 9 months period ended As of September 30,
Tax No.	Related party	related parties	of origin	transactions	Currency	2021	2020
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Services received of cargo transport Tickets sales	CLP	1	3

78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received advertising	CLP	-	(206)

87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	10	13
96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	8	4
Foreign	Patagonia Seafarms INC	Related director	Chile	Services provided of cargo transport	US$	15	34
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	Services provided	BRL	5	12
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(32)	-
					US$	(5)	-

Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided airplane rent	US$	-	22,215
				Interlineal received service	US$	(4,759)	(3,330)
				Interlineal provided service	US$	4,137	2,368
				Services provided of handling	US$	1,056	1,008
				Compensation for early termination of aircraft lease	US$	-	9,240
				Other services received/provided	US$	267	853

Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	Interlineal received service	US$	(5,486)	(3,543)
				Interlineal provided service	US$	4,527	3,705
				Compensation for cancelation of aircraft sale agreement	US$	-	62,000
				Services received maintenance	US$	(6)	(1,313)
				Other services received/provided	US$	(123)	3

81.062.300-4	Costa Verde Aeronautica S.A.	Common shareholder	Chile	(*) Interest received	US$	(24,690)	-
				(*) Loans received	US$	(34,694)	-

Foreign	QA Invesments Ltd	Common shareholder	Jersey Channel Islands	(*) Interest received	US$	(30,862)	-
				(*) Loans received	US$	(43,367)	-

Foreign	QA Invesments 2 Ltd	Common shareholder	Jersey Channel Islands	(*) Interest received	US$	(30,862)	-
				(*) Loans received	US$	(43,367)	-

Foreign	Lozuy S.A.	Common shareholder	Uruguay	(*) Interest received	US$	(6,172)	-
				(*) Loans received	US$	(8,673)	-

(*)	Corresponding to DIP tranche C.

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions between interested and duly informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Remuneration	7,412	6,111	2,367	1,970
Management fees	650	173	286	80
Non-monetary benefits	406	1,607	191	154
Short-term benefits	8,740	13,306	2,916	2
Termination benefits (*)	513	4,509	118	101
Total	17,721	25,706	5,878	2,307

(*)	Includes termination benefits ThUS $ 395, related to the reorganization within the framework of Chapter 11 and classified as expenses of restructuring activities (Note 27).

NOTE 34 - SHARE-BASED PAYMENTS

LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which lasts until March 2023, with a period of enforceability between October 2020 and March 2023, where the collection percentage is annual and cumulative. The methodology is an allocation, of quantity of units, where a goal of the value of the action is set.

The bonus is activated, if the target of the share price defined in each year is met. In case the bonus accumulates, up to the last year, the total bonus is doubled (in case the share price is activated).

This Compensation Plan has not yet been provisioned due to the fact that the action price required for collection is below the initial target.

NOTE 35 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out non-monetary transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)	Other inflows (outflows) of cash:

	For the period ended September 30,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Fuel hedge	7,464	(46,001)
Hedging margin guarantees	(4,156)	18,651
Tax paid on bank transaction	(2,514)	(793)
Fuel derivatives premiums	(12,128)	(2,699)
Bank commissions, taxes paid and other	(5,880)	(5,740)
Guarantees	(18,589)	(41,612)
Court deposits	(13,854)	38,476
Delta	-	62,000
Total Other inflows (outflows) Operation flow	(49,657)	22,282

Tax paid on bank transaction	(425)	(2,192)
Guarantee deposit received from Aircraft sales	18,900	-

Total Other inflows (outflows) Investment flow	18,475	(2,192)

Settlement of derivative contracts	-	(107,788)
Fees paid to financial institution	(6,481)	-
Total Other inflows (outflows) Financing flow	(6,481)	(107,788)

(c)	Dividends:

	For the periods ended September 30,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Latam Airlines Perú S.A. (*)	-	(571)
Total dividends paid	-	(571)

(*)	Dividends paid to minority shareholders

(d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non cash-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		September 30,
financial institutions	2020	Capital	Capital	Interest	and others (*)	Reclassifications	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Loans to exporters	151,701	-	-	-	5,078	-	156,779
Bank loans	525,273	-	-	-	29,550	-	554,823
Guaranteed obligations	1,318,856	-	(12,190)	(14,153)	(297,735)	(263,035)	731,743
Other guaranteed obligations	1,939,116	370,465	(21,175)	(21,647)	175,613	-	2,442,372
Obligation with the public	2,183,407	-	-	-	42,469	-	2,225,876
Financial leases	1,614,501	-	(312,618)	(33,082)	(173,803)	263,035	1,358,033
Other loans	-	-	-	-	53,915	-	53,915
Lease liability	3,121,006	-	(97,438)	(17,019)	(285,932)	-	2,720,617
Total Obligations with financial institutions	10,853,860	370,465	(443,421)	(85,901)	(450,845)	-	10,244,158

	As of	Cash flows			Non cash-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		September 30,
financial institutions	2019	Capital	Capital	Interest	and others (*)	Reclassifications	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Loans to exporters	341,475	165,000	(359,000)	(4,140)	5,221	-	148,556
Bank loans	217,255	265,627	(4,870)	(2,397)	2,738	-	478,353
Guaranteed obligations	2,157,327	192,972	(48,576)	(21,163)	(798,968)	(137,720)	1,343,872
Other guaranteed obligations	580,432	626,506	(38,713)	(8,601)	24,450	-	1,184,074
Obligation with the public	2,064,934	-	(774)	(55,613)	77,202	-	2,085,749
Financial leases	1,730,843	-	(233,395)	(40,261)	28,852	137,720	1,623,759
Other loans	101,261	-	(101,026)	(1,151)	916	-	-
Lease liability	3,172,157	-	(113,741)	(42,259)	110,461	-	3,126,618
Total Obligations with financial institutions	10,365,684	1,250,105	(900,095)	(175,585)	(549,128)	-	9,990,981

(*)	Accrued interest and others, includes ThUS$ 439,097 (ThUS$ (891,407) as of September 30, 2020) associated with the rejection of fleet contracts.

(e)	Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the periods ended september 30,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Increases (payments)	-	(31,803)
Recoveries	-	8,157
Total cash flows	-	(23,646)

(f)	Additions of property, plant and equipment and Intangibles

	For the periods ended At september 30,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equipment	356,050	264,354
Additions associated with maintenance	188,100	137,890
Other additions	167,950	126,464

Purchases of intangible assets	64,797	48,308
Other additions	64,797	48,308

(g)	The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the periods ended September 30,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	(7,226)	8,851
Net cash flows from (used in) investment activities	1,020	(3,233)
Net cash flows from (used in) financing activities	-	-
Effects of variation in the exchange rate on cash and cash equivalents	6,206	(5,618)
Net increase (decrease) in cash and cash equivalents	-	-

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A is committed to sustainable development seeking to generate social, economic and environmental value for the countries where it operates and for all its stakeholders. The company manages environmental issues at the corporate level, centralized in the Corporate Affairs and Sustainability Management. The company is committed to monitoring and mitigating its impact on the environment in all of its ground and air operations, being a key actor in the solution and search for alternatives to face the challenge of climate change.

Some of the functions of the Corporate Affairs and Sustainability Management in environmental issues, together with the various areas of the company, is to ensure that environmental legal compliance is maintained in all the countries where it is present, to implement and to maintain a corporate environmental management system, to use non-renewable resources such as jet fuel efficiently, to dispose of its waste responsibly, and to develop programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental, social and economic benefits for the company and its environment.

Within the current sustainability strategy, the environment dimension is called Climate Change, and its objective is for the company to assume a leadership role in the region in this area, for which it works on the following aspects:

i.	Implementation of management systems and environmental certifications
ii.	Promotion of a circular economy
iii.	Measurement and management of the corporate carbon footprint
iv.	Emissions Offset Program
v.	Development of sustainable alternative fuels and energy
vi.	Creation of Shared Value

During 2020, the company worked on updating its sustainability strategy, co-building it with its stakeholders and experts in different topics, which allows it to respond to the new challenges it is facing by being part of the solution, with the objective of to be an asset in the countries where it operates and to generate value for them. This update was made in the midst of the health crisis, with the company convinced that its recovery comes hand in hand with being a leader in the region in sustainability. This strategy will be made public during 2021, once it has been validated by all the actors who participated. At the same time, during 2020, the company worked on the following initiatives:

-	Maintenance of the certification of the international standard ISO 14001 in the cargo operation in Miami.
-	Maintenance of the stage 2 certifications of the IEnvA environmental management system (IATA Environmental Assessment) whose scope is international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of six airlines in the world that have this certification
-	Maintenance of stage 1 certification of the IEnvA environmental management system (IATA Environmental Assessment) whose scope is the domestic and international operations of Colombia
-	Response to the DJSI (Dow Jones Sustainability Index) questionnaire
-	Neutralization of domestic air operations in Colombian operations
-	Incorporation of 100% electrical energy from renewable sources in the facilities of the maintenance base and the corporate building of operations in Chile
-	Verification of company emissions under the EU-ETS and CORSIA schemes.
-	Strengthening of the Solidarity Plane program.

It is highlighted that LATAM Airlines Group, during 2020, had an excellent performance in the sustainability evaluation of the Dow Jones Sustainability Index, the best in its history. However, the company was delisted from the different indices (World, MILA and Chile), for being in Chapter 11.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On October 14, 2021, as detailed in Note 31 I, 1), the Company requested to the Bankruptcy Court, within the context of the Chapter 11 proceeding, a new extension for the period in which LATAM has the exclusive right to submit a reorganization plan and of the period to request acceptance of the same, until November 26, 2021 and 26 January, 2022, respectively. This request was approved by the Judge on October 28, 2021, extending the term until November 26, 2021.

On October 15, 2021, in accordance with Chapter 11 Procedure, was filed in the Bankruptcy Court a motion to reject 1 engine of the XWB family registered as a financial lease. The effective date of the rejection was November 1, 2021.

On October 18, 2021, the Bankruptcy Court approved a Tranche B of the Debtor-in-Possesion (“DIP”) financing for up to a total of MMUS $ 750. The rate of this new Tranche is lower than the one of the existing tranches, this will allow the Company to improve its financing costs during the Chapter 11 process. The obligations of this Tranche B, same as the previous Tranches, is guaranteed by the same guarantees granted by Latam and its subsidiaries subject to the Chapter 11 Procedure including but not limited to pledges on shares and certain engines and spare parts.

On October 28, 2021, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta Air Lines with the National Economic Prosecuting Authority (see Note 31 II 4)).

After September 30, 2021 and until the date of issuance of these financial statements, there is no knowledge of other financial or other events that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of September 30, 2021, have been approved in the Extraordinary Board Meeting of November 9, 2021.